ZenaTech, Inc.

Consolidated Statements of

Financial Position

For the Nine Months Ended September 30, 2025

and September 30, 2024

Expressed in Canadian Dollars

Unaudited

ZenaTech, Inc.

Consolidated Statement of Financial Position

Expressed in Canadian Dollars

Unaudited

		As of	As of
		September 30,	December 31,
	Notes	2025	2024
Assets
Current assets
Cash	3	$10,261,144	$3,754,075
Marketable securities		9,270,230	-
Accounts receivable, net	3	2,501,641	206,434
Short-term advance to affiliate	16	4,246,131	1,918,918
Other current assets	3, 11	2,664,841	399,050
Total current assets		28,943,987	6,278,477
Long–term assets
Property, plant & equipment, net	6	6,210,264	416,695
ROU assets	3	767,998	210,560
Note receivable from affiliate	4, 16	341,850	341,850
Long-term advance to affiliates	16	17,864,209	13,639,055
Capital advances	7	2,020,166	522,176
Loan initiation fees	11, 16	3,329,784	3,656,109
Product development costs, net	3, 9	6,502,204	4,825,348
Intangibles	8	7,028,146	2,287,367
Goodwill		5,543,948	2,468,722
Total long–term assets		49,608,569	28,367,882
Total assets		78,552,556	34,646,359
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		4,009,669	1,423,545
Deferred revenue	3	1,222,173	1,283,892
Lease liability	3	110,085	58,979
Line of credit	10	-	124,696
Total current liabilities		5,341,927	2,891,112
Long–term liabilities
Long-term lease obligation	3	669,757	152,365
Loans payable	12	31,331,694	9,783,539
Total long–term liabilities		32,001,451	9,935,904
Total liabilities		37,343,378	12,827,016
Shareholders’ equity
Preferred stock	13	51,810,000	51,450,000
Super voting stock	13	1,800,000	1,800,000
Common stock	13	11,394,337	7,530,337
Warrants	13	361,058	751,000
Contributed surplus		63,676,430	16,594,870
Foreign currency translation reserve	2	433,453	397,061
Accumulated deficit		(31,527,867)	(8,524,113)
Transfer to the group entities under common control		(56,738,233)	(48,179,812)
Total shareholders’ equity		41,209,178	21,819,343
Total liabilities and shareholders’ equity		$78,552,556	$34,646,359

See Nature of Operations (Note 1) and Subsequent Events (Note 22)

For Bansal & Co., LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ SK Bansal	/s/ Shaun Passley	/s/ Craig Passley
	Shaun Passley, PhD	Craig Passley
S.K. Bansal (Partner)	Chief Executive Officer	Director
Date: November 10, 2025	Date: November 10, 2025	Date: November 10, 2025
Place: New Delhi, India	Place: Toronto, ON, Canada	Place: Chicago, Illinois, USA

ZenaTech, Inc.

Consolidated Income Statements of Comprehensive Loss

Expressed in Canadian dollars

For the Nine Months Ended

September 30, 2025, and 2024

Unaudited

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenue
Drone as a Service	$3,568,500	$–	$5,551,848	$–
Software as a Service	776,908	327,878	2,170,876	1,290,306
Total Revenue	4,345,408	327,878	7,722,724	1,290,306
Expenses
Amortization and depreciation	426,216	69,316	797,405	203,689
Programming and support fees	1,728,466	4,112	2,417,897	30,831
Sales and marketing	1,010,474	–	4,247,491	–
Professional fees	215,265	194,264	709,565	348,578
Wages and benefits	3,467,666	69,734	7,116,669	220,825
Stock-based compensation	465,000	–	465,000	32,000
Stock issued for services	84,438	200,000	319,982	533,333
General, administrative, and other	1,748,976	322,055	3,351,629	515,549
Total Operating Expenses	9,146,501	859,481	19,425,638	1,884,805
Net Operating (Loss)	(4,801,093)	(531,603)	(11,702,914)	(594,499)
Other (Expenses) and Income
Finance expenses	(7,275,931)	(173,403)	(11,456,839)	(492,205)
Interest income	9,874	6,837	24,050	20,511
Foreign currency exchange (loss)/gain	(204,774)	10,107	131,949	665
Net (Loss) before Comprehensive (Loss)	(12,271,924)	(688,062)	(23,003,754)	(1,065,528)
Other Comprehensive Items
Foreign currency translation reserve	715,315	(109,295)	36,392	(85,047)
Comprehensive (Loss)	$(11,556,609)	$(797,357)	$(22,967,362)	$(1,150,575)
Loss per share:
Basic	$(0.34)	$(0.71)	(0.39)	$(0.67)
Diluted	$(0.34)	$(0.67)	(0.39)	$(0.67)
Comprehensive loss per share:
Basic	(0.32)	(0.05)	(0.74)	(0.06)
Diluted	(0.32)	(0.04)	(0.74)	(0.06)
Shares used in computing earnings per share:
Basic	36,562,646	17,308,315	31,234,677	18,426,467
Diluted	36,562,646	18,426,467	31,234,677	18,426,467

For Bansal & Co., LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ SK Bansal	/s/ Shaun Passley	/s/ Craig Passley
S.K. Bansal	Shaun Passley, PhD	Craig Passley
Partner	Chief Executive Officer	Director
Date: November , 2025	Date: November , 2025	Date: November 10, 2025
Place: New Delhi, India	Place: Toronto, ON, Canada	Place: Chicago, Illinois, USA

ZenaTech, Inc.

Consolidated Statements of Changes in Shareholder’s Equity (Deficiency)

Expressed in Canadian Dollars

September 30, 2025, and 2024

Unaudited

								Group Entity	Total
	Preferred	Super	Common		Contributed	Foreign	Accumulated	Common	Shareholder
	Shares	Voting	Shares	Warrants	Surplus	Currency	Deficit	Control	Equity
Balance as of December 31, 2023	$–	$–	$5,052,955	$–	$6,345,940	$(36,787)	$(4,042,362)	$–	$7,319,746
Shares issued for services	–	–	52,000	–	780,000	–	–	–	832,000
Stock for cash and fractional share			87,540		4,045,863	–	–	–	4,133,403
Net loss, foreign currency reserve, nine months September 30, 2024	–	–	–	–	–	(84,382)	(1,150,575)	–	(1,234,957)
Balance, September 30, 2024	–	–	5,192,495	–	11,171,803	(121,169)	(5,192,937)	–	11,050,191

Balance as of December 31, 2024	51,450,000	1,800,000	7,530,337	751,000	16,594,870	397,061	(8,524,113)	(48,179,812)	21,819,343
Share issuances to CEO for compensation	360,000	–	–	–	–	–	–	–	360,000
Warrants conversion	–	–	405,000	(389,942)	3,306,232	–	–	–	3,321,290
Shares issued for indoor drone technology	–	–	900,000	–	7,658,400	–	–	(8,558,400)	–
Shares issuances for conversion of debt	–	–	2,559,000	–	36,116,928	–	–	–	38,675,928
Shares correction	–	–	–	–	–	–	–	(21)	(21)
Net loss, foreign currency reserve, nine months September 30, 2025	–	–	–	–	–	36,392	(23,003,754)	–	(22,967,362)
Balance as of September 30, 2025	$51,810,000	$1,800,000	$11,394,337	$361,058	$63,676,430	$433,453	$(31,527,867)	$(56,738,233)	$41,209,178

(See footnote 12 for Share Capital)

For Bansal & Co., LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ SK Bansal	/s/ Shaun Passley	/s/ Craig Passley
S.K. Bansal	Shaun Passley, PhD	Craig Passley
Partner	Chief Executive Officer	Director
Date: November 10, 2025	Date: November 10, 2025	Date: November 10, 2025
Place: New Delhi, India	Place: Toronto, ON, Canada	Place: Chicago, Illinois, USA

ZenaTech, Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

For the Nine Months Ended

September 30, 2025, and 2024

Unaudited

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2025	2024
Operating Activities:
Net loss for the period	$(23,003,754)	$(1,065,528)
Item not affecting cash:
Amortization and depreciation	797,405	203,689
Bad debts	5,214	–
Amortization of loan initiation fees	326,325	–
Finance expenses	804,979	448,316
Loan derivative	10,132,226	–
Stock–based compensation	465,000	32,000
Stocks issued for services	319,982	533,333
Changes in non–cash working capital:
Accounts receivable	(876,828)	45,121
Other current assets	(2,186,476)	14,194
Accounts payable and accrued liabilities	(215,243)	243,126
Deferred revenue	(338,378)	122,817
Change in long-term due from affiliate	(6,552,367)	(4,831,046)
Cash Provided by (Used in) Operating Activities	(20,321,915)	(4,253,978)
Investing Activities:
Purchase of equipment	(3,443,644)	(40,005)
Note receivable – principal	–	5,621
Marketable securities	(9,270,230)
Eleven acquisition costs	(4,517,451)	–
Product development costs	(1,761,259)	(391,885)
Long-term investments	(1,497,990)	–
Cash Provided by (Used in) Investing Activities	(20,490,574)	(426,269)
Financing activities:
Borrowings under line of credit	45,022,141	584,267
Lease payments	(53,338)	(33,776)
Warrants exercised	3,321,290	–
Proceeds from the issuance of debentures	–	377,713
Proceeds from stock sale	–	4,133,403
Repayment of long-term debt	(690,911)	(158,926)
Cash Provided by (Used In) Financing Activities	47,599,182	4,902,681
Effect of foreign exchange on cash	(279,624)	(92,774)
Change in cash	6,507,069	129,660
Cash, beginning of the year	3,754,075	1,184
Cash, End of the Period	$10,261,144	$130,884
Cash and Cash Equivalents Consist of:
Cash in bank	$10,261,144	$130,884

For Bansal & Co., LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ SK Bansal	/s/ Shaun Passley	/s/ Craig Passley
S.K. Bansal	Shaun Passley, PhD	Craig Passley
Partner	Chief Executive Officer	Director
Date: November 10, 2025	Date: November 10, 2025	Date: November 10, 2025
Place: New Delhi, India	Place: Toronto, ON, Canada	Place: Chicago, Illinois, USA

1.NATURE OF OPERATIONS

ZenaTech, Inc. (“ZenaTech” or the “Company”) was incorporated by Articles of Incorporation in the State of Illinois, United States of America (“USA”), on August 31, 2017, under the name ZenaPay, Inc. On August 11, 2020, the name of the Company was changed to ZenaDrone, Inc., and on October 5, 2020, to ZenaTech, Inc. to better reflect the Company’s business activities and its corporate organization. Until November 30, 2018, the Company was a wholly owned subsidiary of Epazz, Inc. (“Epazz”), after which it was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On December 14, 2018, the Company was domiciled in British Columbia, Canada, through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia).

The Company’s principal address and office is located at 777 Hornby Street, Suite 600, Vancouver, British Columbia V6Z 1S4. The Company’s registered and records office is located at Suite 700 – 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, Canada.

Prior to January 1, 2025, the Company operated in the software business as it incurred expenses developing its drone business. In 2025 the Company began generating revenues in the drone business through acquisitions. As such, the Company now operates in two segments: (i) software development technology, sales, and distribution and (ii) drone manufacturing, sales, and distribution. ZenaTech, Inc. is the parent-holding company that operates through wholly owned subsidiary companies as described below.

Enterprise Software Sector

Our Company specializes in the development of mission-critical cloud-based software applications that can be integrated with smart hardware to create innovative solutions for companies in a variety of industries. See a list of the software industries and customer serviced below.

•ZenaTech, Inc. (“ZenaTech”), originally incorporated under the name ZenaPay, Inc., a British Columbia, Canada, company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including for field management services

•PacePlus, Inc.(“PacePlus”) is a Wyoming, USA corporation that provides cloud-based enterprise software solutions for the medical records industry with its subsidiaries,

•SystemView, Inc. (“SystemView”) is a Wyoming, USA corporation that provides software solutions for the automated facility management industry, and,

•ZigVoice, Inc. (“ZigVoice”) is a Wyoming, USA corporation that provides software solutions for the contact center industry.

•WorkAware, Inc. (“WorkAware”), a Wyoming, USA company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including field management services,

•TillerStack, GmbH., a German corporation, provides cloud-based enterprise field service management software and mobile solutions for variety of industries.

•PsPortals, Inc. (“PsPortals”), a Delaware, USA corporation, provides browser-based enterprise software applications for public safety.

•Ecker Capital, Inc. (“Ecker”), a holding company for,

•Interactive Systems, Inc., a software inventory management company,

•interlinkONE, Inc., a SaaS cloud-based solutions for warehouse and inventory fulfillment company, and,

•ESM Software, Inc., a software technology provider specializing in developing business strategy management solutions.

•ZooOffice, Inc., DBA Jadian, a global software and services company that provides complete solutions for companies managing compliance, and its subsidiary,

•DeskFlex, Inc., provides smart desk booking and office hoteling software solutions.

•Othership, Limited (“Othership”), a United Kingdom limited liability company, provides software for workplace scheduling and management solutions to remote businesses and individuals.

Drone Sector

ZenaTech branched into the drone servicing industry as of 2020 and has reported revenue from this industry in 2025. See a list of the software industries and customers serviced below.

•ZenaDrone, Inc. (“ZenaDrone WY”) is a Wyoming, USA, company, and its subsidiaries,

•ZenaDrone Limited is an Irish entity established for the Irish and European Union drone sales and drone services operations. The Company created ZenaDrone Limited to register with the Irish Aviation Authority.

•ZenaDrone Manufacturing, Inc. is an Arizona corporation established to manufacture drones in the United States of America.

•ZenaDrone Trading LLC (“ZenaDrone LLC”) is a Dubai, United Arab Emirates (“UAE”) corporation, established for the drone commercial, marketing and sales drone operations with its subsidiary,

•ZenaDrone Manufacturing (FZE) (“ZenaDrone FZE”) is a Sharjah, UAE company, established for the manufacturing of drones and batteries.

•Drone as a Service, Inc, a Wyoming Corporation, opened in anticipation of 2025 operations in the drone industry.

•Spider Vision Sensors, Ltd., opened in anticipation of opening a sensors and component manufacturing facility in Taipei, Taiwan and to supply components which will be used in the ZenaDrone products.

•Weddle Surveying, Inc., (‘Weddle”) a Tigard, Oregon, company, serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington.

•KJM Land Surveying, Inc. (“KJM”), based in Pensacola, Florida, provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential, commercial, and construction customers.

•Landtec Construction Surveying, DBA Wallace Surveying Corporation (“Wallace”) of West Palm Beach, Florida, a well-established land survey company provides construction and land development surveys delivering accurate and reliable data that supports project planning and design for developers, contractors, engineers, and architect customers.

•Survey East, Inc, DBA Miller Land Surveying Corporation (“Miller”) of Lake Worth, Florida, is a land survey and mapping company in the Palm Beach Country area of South Florida.

•Empire Land Surveying (“Empire”) of Pensacola, Florida, is a land survey company with over twenty years of experience providing residential and ALTA surveys. The Company operates in Pensacola, Florida area and its surroundings.

•Laventure & Associates, Inc., (“Laventure”) of Fort Pierce, Florida is a land surveying, mapping, and service corporation with in-house expertise to service the powerline inspection market. Atlantic Civil Engineering, Inc., a Port St. Lucie, Florida corporation, is a civil engineering firm servicing Florida and neighboring states. Both Laventure and Advanced Civil Engineering, Inc. operate under the Laventure name.

•Morgan Surveying, Inc., (“Morgan”) of Greensboro, North Carolina, is a land surveying firm with a strong portfolio of municipal, county and private sector clients. Morgan operates in Guilford County and surrounding areas.

•Cardinal Civil Resources (“Cardinal”) of Williamsburg, Virginia, is a land surveying and engineering firm with operations across Virginia, North Carolina, and South Carolina.

•Lescure Engineers, Inc. (“Lescure”) of Santa Rosa, California, a civil engineering and land surveying firm. Lescure Engineers provides full-service civil engineering since 1979, land surveying, and development planning solutions, with expertise spanning water and wastewater systems, utility and drainage planning, commercial and winery permit applications, construction and subdivisions.

•A&J Land Surveyor, Inc. (“A&J”), a Jacksonville, Florida, land-based survey and engineering firm founded in 1995, specializes in complex surveying projects across aviation, utility, and infrastructure, with expertise in runway surveys, hangar projects, and utility development. The firm is well established in Jacksonville and has longstanding relationships with leading regional aviation and utility authorities.

ZenaTech listed its common stock on Nasdaq.com, a New York stock trading exchange, under the ticker ‘ZENA’ on October 1, 2024.

The Company acquired the following companies and patents during the last quarter of 2024: (i) ZooOffice, Inc. from Epazz, which develops cloud business software products for businesses and government (ii) Ecker Capital, LLC., from Ameritek Ventures Inc., which is a software developer for warehouse software products (to be used in developing the Company's IQ drone series) (iii) a design patent from Epazz that allows for the ZenaDrone 1000 to be able to generate lift from its body design and increasing payload capacity, and (iv) a utility patent from Epazz that allows for the ZenaDrone 1000 to be recharged remotely without human assistance. In consideration for the acquisitions, the Company issued Common Shares, Super Voting shares and preferred shares.

ZenaDrone, WY, with its subsidiaries and ZenaDrone LLC with its subsidiaries, collectively “ZenaDrone,” operate in the drone industry and have separate production processes, customers and sales distribution systems. ZenaDrone entities were a cost center for the current period and the year ended December 31, 2024. ZenaDrone, LLC became a separate financial reporting segment in 2025 and is consolidated under Drone as a Service (“DaaS”). ZenaTech acquired Weddle Surveying, Inc., a Tigard, Oregon based professional land surveying company, on January 14, 2025. Weddle serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington.

ZenaTech acquired KJM Land Surveying, Inc. based in Pensacola, Florida, on January 22, 2025. KJM provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential and commercial and construction sectors for over thirty years.

ZenaTech opened Spider Vision Sensors, Ltd, a new business in Taiwan in February 2025. Spider Vision Sensors will help the company with sensors manufacturing while developing a partnership in East Asia to sell to the growing defense market in that region.

ZenaTech bought Othership, Limited, a United Kingdom company on March 18, 2025. Othership is a workspace and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals. This acquisition will expand ZenaTech’s internal expertise in developing applications using quantum computing across both AI drone and enterprise SaaS areas, where we see growing demand and revenue opportunities.

ZenaTech acquired Wallace Surveying Corporation (“Wallace”) of West Palm Beach, Florida, on April 3rd, 2025. They are a well-established land survey company with thirty years of experience providing construction and land development surveys delivering accurate and reliable data that supports project planning and design for developers, contractors, engineers, and architect customers.

ZenaTech acquired Miller Land Surveying Corporation DBA Survey East II (“Miller”) of Lake Worth, Florida, on April 10th, 2025. The firm is a land survey and mapping company with a 40-year history and deep portfolio of business customers in the Palm Beach County area of South Florida.

ZenaTech acquired Laventure & Associates, Inc., on May 21, 2025. Laventure is a Fort Pierce, Florida, land surveying, mapping, and service firm with in-house expertise to service the powerline inspection market. Atlantic Civil Engineering, Inc., a Port St. Lucie, Florida corporation, is a civil engineering firm servicing Florida and neighboring states. Both Laventure and Atlantic Civil Engineering operate under the Laventure name.

Drone as a Service acquired Empire Land Surveying of Pensacola, Florida, on June 9, 2025. The acquired company, Empire Land Surveying, is a Pensacola Florida-based surveying firm with over two decades of expertise and replete customer relationships for topographic, boundary and control surveys. and will serve as strategic bolt-on to the January 2025 acquisition ZenaTech completed of KJM Land Surveying, further adding reach, capacity, and business and government customers in the Northwest Florida and the company’s Southeast US region.

Morgan Land Surveying, Inc, a subsidiary of ZenaTech, bought Morgan Surveying, Inc., a Greensboro, North Carolina on August 4, 2025 land surveying firm with an established reputation for serving customers in Guilford County and surrounding areas for over 30 years. This marks the first completed acquisition in North Carolina, expanding the DaaS business presence in the Southeast region along with five recent Florida-based acquisition and enhances the company’s ability to sell to both government and commercial customers.

ZenaTech acquired Cardinal Civil Resources, of Williamsburg, Virginia on August 7, 2025. Cardinal is a land surveying and engineering firm with operations across Virginia, North Carolina, and South Carolina. Cardinal’s commercial portfolio includes a large national homebuilder as well as custom residential developers, large-scale multi-unit builders, airport hangars. This purchase increases the Company’s DaaS footprint in the Southeast region and its portfolio of marquee major customers including the US Department of Transportation (USDOT). The acquisition also comes at a pivotal time for the domestic drone industry, aligning with the recent policy directive BVLOS (Beyond Visual Line of Sight) proposal introduced by US Transportation Secretary Sean P. Duffy, aimed at expanding the commercial use of unmanned systems nationwide.

Drone as a Service acquired Lescure Engineers, Inc. (“Lescure”) of Santa Rosa, California, a civil engineering and land surveying firm on September 11, 2025. Lescure Engineers provides full-service civil engineering since 1979, land surveying, and development planning solutions, with expertise spanning water and wastewater systems, utility and drainage planning, commercial and winery permit applications, construction and subdivisions.

Drone as a Service acquired A&J Land Surveyor, Inc. (“A&J”), a Jacksonville, Florida, on September 23, 2025. A&J is a land-based survey and engineering firm founded in 1995, specializes in complex surveying projects across aviation, utility, and infrastructure, with expertise in runway surveys, hangar projects, and utility development. The firm is well established in Jacksonville and has longstanding relationships with leading regional aviation and utility authorities.

After each land survey company acquisition ZenaTech moves forward with converting the service to be provided by drone technology.

We prepared these consolidated financial statements under a going concern basis, which presume that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company had an accumulated deficit of $(31,527,867) as of September 30, 2025, while the Company had an accumulated deficit of $(8,524,113) as of December 31, 2024. The working capital was $23,602,060 as of September 30, 2025, while the working capital was $3,387,365 as of December 31, 2024. Working capital is current assets minus current liabilities.

2.BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). These policies have been consistently applied to all the years presented, unless otherwise stated. Expenses in the income statement are categorized based on their function within the Company in compliance with IAS 1. The reviewed consolidated financial statements have been authorized by the Company’s Board of Directors on November 10, 2025.

Basis and Principle of Consolidation

We consolidated financial statement reports for all the software-provider companies for the nine months ended September 30, 2025 and for the year ended December 31, 2024 according to IFRS 8, paragraph 22.

We have two reportable segments, the enterprise software segment and the drone as a service (DaaS) segment. In the software industry we have our twelve operating segments that are in the technology sector and have similar operating activities. We decided this based on the type of products and services each company offers, which is software licensing and software maintenance, the nature of the production processes, which is issuing new software licenses to customers, the type or class of customer for their products and services, which is users of software, and the methods used to distribute their products and services, which is online delivery.

Beginning 2025 the company branched in the drone industry and the drone servicing are a new reporting segment.

We have acquired six land surveying companies and may potentially acquire more. These transactions were all made from parties at arms-length to ZenaTech and do not constitute related party transactions. It is anticipated that as our drone-based land surveying business grows following the integration of technology data platforms to gather, plot and complete land surveys using drones, the percentage of conventional land surveys using traditional methods- via Total Stations, tripod-mounted operator-controlled photogrammetry machines, will comprise an increasingly smaller percentage of the business while the overall business grows. While these acquisitions represent less than less than 30% of the Company's assets, income and shareholder's equity, they are aligned with the drone business by the Company is developing and will be integrated into the drone operations of the Company as it builds out its business.

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income, and expenses on transactions are eliminated on consolidation. Profits or losses resulting from intercompany transactions that are recognized in assets are also eliminated. The accounting policies of subsidiaries are consistent with the policies adopted by the Company.

The second revenue reporting segment refers to drone surveying and servicing. Revenue comprises the fair value of consideration received or receivable for the consulting services in the ordinary course of the Company’s business. Revenue is shown net of return allowances and discounts.

The consolidated financial statements include financial statements of the Company and the subsidiaries listed below:

	Country of Incorporation	Economic interests
PacePlus, Inc.	United States of America	100%
SystemView, Inc.	United States of America	100%
ZigVoice, Inc.	United States of America	100%
ZenaTech, Inc.	Canada	100%
TillerStack, GmbH.	Germany	100%
PsPortals, Inc.	United States of America	100%
Interactive Systems, Inc.	United States of America	100%
interlinkONE, Inc.	United States of America	100%
ZooOffice, Inc.	United States of America	100%
Drones as a Service, Inc.	United States of America	100%
KJM Land Surveying, Inc.	United States of America	100%
Weddle Surveying, Inc.	United States of America	100%
Othership, Limited	United Kingdom	100%
Wallace Surveying Corporation	United States of America	100%
Miller Land Surveying Corporation	United States of America	100%
Laventure & Associates	United States of America	100%
Empire Land Surveying	United States of America	100%
Morgan Surveying	United States of America	100%
Cardinal Civil Resources	United States of America	100%
Advanced Civil Engineering, Inc.	United States of America	100%
Lescure Engineers, Inc.	United States of America	100%
A&J Land Surveyor, Inc.	United States of America	100%
ZenaDrone Trading LLC	United Arab Emirates	100%

Spider Vision Sensors in Taiwan is a research and development center and currently a cost center.

Basis of Measurement

The consolidated financial statements are prepared on an accrual basis and historical cost basis, except for certain financial instruments, which are measured at fair value. These consolidated financial statements are prepared and presented in Canadian dollar (“CAD”) and represented by a dollar sign ($). The functional currency of the Company is the Canadian dollar, and the functional currency of the subsidiaries is Canadian dollar, United States of America (“USD”) dollar, and euro. In addition to Canada, the Company has operations in the United States of America and Germany.

The Company has a manufacturing facility in Lahore, Pakistan and a warehouse lease in Sharjah, UAE. ZenaTech plans to open a manufacturing facility in Nevada, USA and sales offices related to the drones in Germany, Ireland, United Arab Emirates, and United Kingdom. ZenaTech is negotiating with potential drone clients in Europe, Asia and South America.

Significant Accounting Estimates and Assumptions

These consolidated financial statements were prepared in conformity with International Financial Reporting Standards, or IFRS. This requires management to make assumptions, estimates, and judgments that affect the application of policies and reported amounts of assets and liabilities and disclosures of assets and liabilities at the date of the consolidated financial statements, along with reported amounts of expenses and net losses during the period. Actual results may differ from these estimates, and as such, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position reporting date that could result in a material adjustment to the carrying value of assets and liabilities, if actual results differ from assumptions made, relate to, but are not limited to, the following:

Income Taxes

The determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carryforwards. Changes in these assumptions could materially affect the recorded amounts and therefore do not necessarily provide certainty as to their recorded values. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the consolidated financial statements.

Business Combinations

The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable assets and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. If deemed to be an asset acquisition, acquisition considerations are allocated to assets acquired and liabilities assumed on a relative fair value basis and no goodwill is recognized. In case of transaction under common control, the assets and liabilities acquired are accounted for on the carrying value of previous owner.

Impairment of Non-Financial Assets

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows, management makes assumptions about future operating results. In addition, when determining the applicable discount rate, estimation is involved in determining the appropriate adjustments to market risk and asset specific risk factors.

Other Significant Judgments

−The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

−the classification of financial instruments;

−the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of accounts receivable;

−the determination of whether a set of assets acquired, and liabilities assumed constitute a business; and

−the determination of the functional currency of the company.

Foreign Currency Translation

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at the reporting period rate of exchange. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses denominated in a foreign currency are translated at the monthly average exchange rate. Gains and losses resulting from the translation adjustments are included in income.

The functional currencies for the parent company and each subsidiary are as follows:

Functional Currency
ZenaTech, Inc.	Canada dollar
PacePlus, Inc.	United States of America dollar
SystemView, Inc.	United States of America dollar
ZigVoice, Inc.	United States of America dollar
TillerStack, GmbH.	Euro
PsPortals, Inc.	United States of America dollar
Interactive Systems, Inc.	United States of America dollar
interlinkONE, Inc.	United States of America dollar
ZooOffice, Inc.	United States of America dollar
Drone as a Service, Inc.	United States of America dollar
KJM Land Surveying, Inc.	United States of America dollar
Weddle Surveying, Inc.	United States of America dollar
Othership, Ltd.	United Kingdom pound
Wallace Surveying Corporation	United States of America dollar
Miller Land Surveying Corporation	United States of America dollar
Laventure & Associates, Inc.	United States of America dollar
Empire Land Surveying	United States of America dollar
Morgan Surveying	United States of America dollar
Cardinal Civil Resources	United States of America dollar
Advanced Civil Engineering, Inc.	United States of America dollar
Lescure Engineers, Inc.	United States of America dollar
A&J Land Surveyor, Inc.	United States of America dollar
ZenaDrone Trading LLC	United States of America dollar

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the year-end exchange rate; all earnings and expense accounts and as well as cash flow statement items are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as exchange differences on translating foreign operations in other comprehensive income.

Functional Currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity. These assumptions relate to future events and circumstances. Actual results may vary and may cause significant adjustments to the Company’s assets within the next financial year.

ZenaTech made company acquisitions in United States dollars, or USD. We used US dollars to describe these transactions since they were the historical amounts. When appropriate for certain year-end balance sheet information, we converted those amounts to Canadian dollars, CAD or $, as listed on the https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

3.MATERIAL ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements set out below have been applied consistently in all material respects.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of six months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. ZenaTech opened a marketable securities account during the third quarter of 2025. The Company had $19,531,374 in cash and marketable securities as of September 30, 2025.

Collection Policy

When all collections activities are exhausted and an account receivable is deemed uncollected, the company creates a reserve in the allowance for doubtful accounts. Based on management experience, which may involve obtaining a legal opinion on its collectability, the company will then write off the amount uncollectible by reducing the allowance for doubtful accounts.

Other Current Assets

ZenaTch had $2,664,841 other current assets as of September 30, 2025 representing $1,204,005 for product inventory, $1,080,949 as prepaid expenses, and $367,004 as prepaid insurance, rental deposits and employee loans.

ZenaTech had an amount of $399,050 in other current assets as of December 31, 2024, accrued costs from the Maxim Group contract of $800,000 less the corresponding expense for the ten and a half months of 2024. Upon listing the Company shall allow Maxim Group to purchase shares up to 7% of the shares underlying the securities issued in Financing, pay a cash fee of $250,000 upon the closing of the Company’s next financing, and issue 166,667 shares of the Company’s common stock. The Company created a yearly accrual for $800,000 representing 166,667 shares at the current share trading price of $4.80 per share or $3.54 USD, and expense each month until December 2024. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3559 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of July 1, 2024.

Long-Term Assets

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

Property Plant & Equipment

Property Plant and Equipment are recorded at its acquisition cost, which includes the costs of bringing the equipment to the condition and location for its intended use. Property Plant and Equipment are depreciated using the straight-line method over the estimated useful life of the related asset. Our German fixed assets are depreciated according to the German fixed assets laws and then written off in five years. Our equipment includes computers and related equipment and has a useful life of five years.

Product Development Costs/Intangibles

The Company recognizes intangible assets in accordance with IAS 38 – Intangible Assets. These assets include both acquired intangible assets and internally generated intangible assets that meet the recognition criteria.

Recognition and Measurement

•Acquired intangible assets are initially recognized at cost, which includes the purchase price and directly attributable costs.

•Internally generated intangible assets are recognized only during the development phase, provided that the following criteria are met:

•Demonstration of technical feasibility for completion.

•Intention to complete and use/sell the asset.

•Ability to use/sell the asset.

•Expectation of future economic benefits.

•Availability of necessary financial and other resources.

•Reliable measurement of development costs.

•Research costs are expensed as incurred, while development costs are capitalized when the above criteria are met.

Subsequent Measurement

The Company applies the cost model, where intangible assets are carried at cost less accumulated amortization and impairment losses. The revaluation model is not applied, as there is no active market for these assets.

Amortization Policy

•Finite-life intangibles are amortized on a straight-line basis over their estimated useful lives, as follows:

−Software technology –15 years

•Indefinite-life intangibles are not amortized but are tested annually for impairment.

Impairment

•The Company assesses indicators of impairment at each reporting date according to IAS 36.

•Indefinite-life intangibles and goodwill are tested by an independent valuator for impairment at least annually.

•Any impairment losses are recognized in the statement of profit or loss.

Drone Patents

ZenaTech acquired the permanent licensing of drone design patent number USD932369S1 (“Design Patent”) in January 2022. We plan to use this licensing for drone development. This was an asset purchase paid in stock to Epazz, Inc. for $1,440,000 (note 16).

ZenaTech acquired asset design patent USD1005883S1 from Epazz and Dr. Shaun Passley, related parties (note 16). The design drone patent allows for the ZenaDrone 1000 to be able to generate lift from its body design and increase payload capacity.

In consideration of the purchase of the Design Patent, ZenaTech issued the following shares:

•1,465,000 Preferred Shares with a stated value of CAD$2.49 per Preferred Share which will be allocated as to 1,172,000 to Epazz and 293,000 to Shaun Passley, PhD,

•5,200 Super Voting Shares with a stated value of CAD$2.13 which will be allocated as to 4,160 to Epazz and 1,040 to Dr. Shaun Passley, and,

•110,000 Common Stock Shares with a stated value of USD$1.79 which will be allocated as to 88,000 to Epazz and 22,000 to Dr. Shaun Passley.

The cost of the patent has been accounted for at the cost to the previous owner since this was a common control transaction.

ZenaTech has entered into an Asset Patent Purchase Agreement with Epazz dated October 13, 2024 for the purchase from Epazz by ZenaTech of Utility Patent US11597515B2 which allows for ZenaDrone 1000 to be recharged remotely without human assistance (the "Drone Assembly Patent"). Effective November 20, 2024, the parties entered into an amendment to the Asset Patent Purchase Agreement with Epazz dated October 13, 2024 for the purchase from Epazz by ZenaTech of Charging Pad Patent US11970293B2 related to a drone with extendable and rotatable wings and multiple accessory securing panel (the "Charging Pad Patent").

In consideration of the purchase of the Drone Assembly Patent, ZenaTech issued the following shares:

•8,790,000 Preferred Shares with a stated value of CAD$2.49 per Preferred Share which will be allocated as to 7,032,000 to Epazz and 1,758,000 to Shaun Passley, PhD,

•31,200 Super Voting Shares with a stated value of CAD$2.13 which will be allocated as to 24,960 to Epazz and 6,240 to Dr. Shaun Passley, and,

•660,000 Common Stock Shares with a stated value of USD$1.79 which will be allocated as to 528,000 to Epazz and 132,000 to Dr. Shaun Passley.

The cost of the patent has been accounted for by the previous owner since this was a common control transaction.

In consideration of the purchase of the Charging Pad Patent, ZenaTech issued the following shares:

•4,395,000 Preferred Shares with a stated value of CAD$2.49 per Preferred Share which will be allocated as to 3,516,000 to Epazz and 879,000 to Shaun Passley, PhD,

•15,600 Super Voting Shares with a stated value of CAD$2.13 which will be allocated as to 12,480 to Epazz and 3,120 to Dr. Shaun Passley, and,

•330,000 Common Stock Shares with a stated value of USD$1.79 which will be allocated as to 264,000 to Epazz and 66,000 to Dr. Shaun Passley.

The cost of the patent has been accounted for by the previous owner since this was a common control transaction.

Indoor Drone Technology

The Company purchased the technology assets related to the IQ Drone Series Technology on April 8, 2025 and issued 3,000,000 common shares of ZenaTech as 2,000,000 shares to Epazz, Inc., a related party, and 1,000,000 shares to Shaun Passley, PhD, a related party (note 16). These issuances constitutes a related party transaction and need shareholders approval, which is pending.

Robotic Arm Technology

ZenaTech acquired the permanent licensing of Robotic Arm technology in January 2022. We plan to use this license for drone development. This was an asset purchase paid in stock to Ameritek Ventures, Inc., a related party, for 3,500,000 at $0.24, or $840,000, of ZenaTech common shares and 7% of any and all sales (notes 9 and 16).

Goodwill

Goodwill represents the excess of the value of the consideration transferred over the fair value of the net identifiable assets and liabilities acquired in a business combination. Goodwill is allocated to the cash-generating unit to which it relates. We account for goodwill according to IFRS requirements.

Financial Instruments

ZenaTech accounts for its financial instruments according to IFRS 9.

Classification

The Company classifies its financial assets in the following measurement categories:

•those to be measured subsequently at fair value (either through OCI or through profit or loss), and

•those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Company reclassifies debt instruments when and only when its business model for managing those assets changes.

Recognition and Derecognition

Purchases and sales of financial assets in the normal course of business are recognized on trade date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether or not their cash flows are solely payment of principal and interest.

Debt Instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset.  There are three measurement categories into which the Company classifies its debt instruments:

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains or losses together with foreign exchange gains and losses. Impairment losses are presented as separate line items in the statement of profit or loss.

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains or losses. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains or losses and impairment expenses are presented as separate line in the statement of profit or loss.

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains or losses in the period in which it arises.

Equity Instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other gains or losses in the statement of profit or loss as applicable. Impairment losses and reversal of impairment losses on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at an amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Share Capital

The Company records the proceeds from share issuances net of issue costs and any tax effects. Common shares issued for consideration other than cash are valued based on their market value at the date the common shares are issued.

Revenue

IFRS 15 – Revenue from Contracts with Customers

The Company earns its revenue from managing software derived from business to business or business to government operations. The Company is the only manufacturer of this software and it only sells software on a standalone basis directly to the end user.

Revenue is usually billed and collected at the beginning of the service period, which can be one month, three months, six months, or a year. The revenue is earned through time and recognized at the end of the reporting period. Any amount billed to customers for which services have not yet been provided is recorded as deferred revenue, which is a current liability on the balance sheet. The Company’s software revenue, which comes from software licensing, and support and maintenance agreements that are earned over a period of time, represents approximately 90%.

The Company also earns revenue from custom software programming. Most custom project-oriented software programming are derived from upgrades to software or custom programming to existing software. These projects are small and will usually end within 6-8 weeks. These custom projects are typically paid 50% upfront and the second part of the revenue is earned at the end of the project. This is a small portion of the company’s revenue, approximately 10%.

Revenue Recognition

Sale of Software Licenses

The software license at the customer’s site is sold as a one-time perpetual license. The software license sales are recognized as revenue when a fixed fee order has been received, and delivery has occurred to the customer. Revenue is recognized generally upon customer acceptance (point-in-time) of the software product and verification that it meets the required specifications. Software is delivered to customers electronically.

Software as a service

Software as a service includes revenue from software licensing and delivery in which software is licensed on a subscription basis and is centrally hosted. These services often include software updates which provide customers with rights to unspecified software product upgrades and maintenance releases and patches released during the term of the support period. Contracts for these services are generally 12-36 months in length. Revenue is recognized ratably and evenly over the term of the agreement.

Maintenance and support services

The Company sells maintenance and support services which include access to technical support personnel for software and hardware troubleshooting and monitoring of the health of a customer’s network, access to a sophisticated web-portal for managing the end-to-end hardware and software digital ecosystem, and hosting support services through our network operations center, or NOC. These services provide either physical or automated remote monitoring which support customer networks 7 days a week, 24 hours a day.

These contracts are generally 12-36 months in length and generally automatically renew for additional 12-month periods unless cancelled by the customer. Rates for maintenance and support contracts are typically established based upon a fee per location or fee per device structure, with total fees subject to the number of services selected. Revenue is recognized ratably and evenly over the term of the agreement.

Revenue Recognition for Drone Technology

DaaS offices are being equipped with drones, training, and are hiring drone pilots. A tech platform for data analysis and 3D data plotting is being built and a team of centralized specialized drone data analysts are being hired. The drone businesses typically earn revenue on a month-to-month basis with payment made at the end of the project. Some projects or customers may require upfront payment; however, the amount may vary and depends on the newness of the customer and the size of the project. As such, there are few significant payments that need to be deferred. The payments cover the invoiced amount that the drone companies bill, for the most part, and the work performed is documented and described on the invoice. Any changes to the original scope of the project are documented as well. There are two types of billings, an hourly billing for small or large projects, and a monthly billing for larger multi-week/month projects.

We currently conduct our software business in the United States of America, Canada, Ireland, United Kingdom, United Arab Emirates, and Germany. We currently are testing our drone in United Arab Emirates, the US, Ireland and soon we will start testing in Turkey.

The Company had two revenue streams starting January 1, 2025, from enterprise software and drones as a service. Below is a table showing the revenue breakdown for our software companies by product type and geographical location for the nine months ended September 30, 2025.

9-Months Ended
Enterprise Software	09/30/2025
PacePlus, ZooOffice, and others, United States of America	$2,118,065
WorkAware – Canada	7,790
TillerStack – Germany	–
Othership – United Kingdom	45,021
Total Revenue by Geographical Region	$2,170,876

9-Months Ended
Drone as a Service	09/30/2025
Weddle, KJM, Miller, Laventure, Empire, Lescure and A&J – United States of America	$5,511,848
Total Revenue by Geographical Region	$5,511,848

Below is a table showing the revenue breakdown for our software companies by product type and geographical location for the years ended December 31, 2024, 2023 and 2022.

	Year Ended	Year Ended	Year Ended
Enterprise Software	12/31/2024	12/31/2023	12/31/2022
PacePlus, Interactive, all others – USA	1,973,055	1,429,471	$1,998,191
WorkAware – Canada	14,372	392,815	156,378
TillerStack – Germany	3,572	5,454	870,794
Total Revenue by Geographical Region	1,990,999	1,827,740	$3,025,363

We signed a management service agreement with Epazz to support the development of our products. Under the agreement, we receive the benefits of a software development team, office space, project management and hosting services. Epazz is paid 20% above cost.

We currently have approximately 260 employees on staff and 240 contractors we utilize via the management services agreement with Epazz that we utilize throughout our business, for a total of about 500 staff.

We signed a management service agreement with Epazz to support the development of our products. Under the agreement, we receive the benefits of a software development team, office space, project management and hosting services. Epazz is paid 20% above cost. For more information regarding this agreement, see ‘Management Services Agreement’ under note 15. We currently have approximately 65 employees on staff and 200 contractors we utilize via the management services agreement with Epazz that we utilize throughout our business.

ZenaTech did not have any major customers according to IFRS 8 paragraph 34 for the nine months ended September 30, 2025.

The Company had three major customers according to IFRS 8 paragraph 34 for the year ended December 31, 2024. These customers were Wisconsin Crime Information Bureau with 14% revenue, Liquid PC, Inc. with 15% revenue and Unisys – GA with 27% of revenue.

Earnings or Loss per Share

Basic earnings or loss per share are computed by dividing the number of common shares outstanding by the comprehensive net earnings or loss available to common shareholders for the period. The diluted income and loss per share are computed by dividing the comprehensive income and loss by the weighted average number of shares outstanding during the reporting period. Diluted earnings or loss per share are computed similarly to basic earnings or loss per share except that the weighted average share outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019, with early application permitted.

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate. A corresponding right-of-use ("ROU”) asset will be recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income, lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.

The lease term is the non-cancellable period of a lease and includes periods covered by an optional lease extension option if reasonably certain the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that time frame. Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.

A lease modification will be accounted for as a separate lease if it materially changes the scope of the lease. For a modification that is not a separate lease, on the effective date of the lease modification, the Company will remeasure the lease liability and corresponding ROU asset using the interest rate implicit in the lease or the Company's incremental borrowing rate. Any variance between the remeasured ROU asset and lease liability will be recognized as a gain or loss in net income to reflect the change in scope.

ZenaTech had a prepaid month-to-month lease, which expired mid-June 2023. The Company has since changed locations and commenced a long-term lease contract starting at the end of June 2023. The lease contract is non-cancellable for an initial 5-year term and then can be extended to 25 years, per agreement.

ZenaTech entered several operating one-year leases during 2025.

Lease Liabilities

Dublin 5-Year Lease

ZenaTech leased an office space in Dublin, Ireland for 5 years starting with February 1, 2025. The Company pays $4,333.33 Euro for this lease every month and interest adds to the principal since February 2025 and will continue to make them until January 30, 2030.

Below are tables describing the maturity of the contractual lease asset as of September 30, 2025. The currency exchange rate was 1 Euro to $0.6122 as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on September 30, 2025.

Maturity analysis as of September 30, 2025	Euro	CAD
Contractual undiscounted cash flows
Less than a year (12 payments)	$52,000	$84,940
One to five years (39 payments)	429,000	5700,751
More than 5 years	–	–
Total undiscounted as of September 30, 2025	$520,000	$785,690

Sharjah 5-Year Lease

ZenaTech leased a warehouse in Sharjah, UAE in June 2023. The Company pays this lease liability every two months since June 2023 and will continue to make them until April 2028.

Below are tables describing the maturity of the contractual lease and ROU asset as of September 30, 2025. The currency exchange rate was $1 USD to $1.3921 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on September 30, 2025.

Maturity analysis as of September 30, 2025	USD	CAD
Contractual undiscounted cash flows
Less than a year	$48,831	$67,978
One to five years	81,478	113,426
More than 5 years	–	–
Total undiscounted as of September 30, 2025	$130,310	$181,404

Below are tables describing the maturity of the contractual lease and ROU asset as of December 31, 2024.

Maturity analysis as of December 31, 2024
Contractual undiscounted cash flows (USD)
Less than a year	$58,979
One to five years	152,365
More than 5 years	–
Total undiscounted as of December 31, 2024	$211,344

Right of Use (ROU) Asset

Right of Use Asset, net
ROU asset	$279,072
Amortization	(68,512)
Total net Right of Use Asset as of December 31, 2024	$210,560

Lease Liability
Current	$58,979
Non-current	152,365
Total lease liability as of December 31, 2024	$211,344

Income Taxes

Current Income Tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred Income Tax

Deferred income tax is provided on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

4.ACQUISITIONS AND SALES

Acquisition of PsPortals, Inc.

On January 7, 2022, with an effective date of December 31, 2021, ZenaTech acquired all stock of PsPortals, Inc., a Delaware, United States of America, corporation. PsPortals is a principal supplier of browser-based software applications for public safety. The Company paid $900,000 USD and closing fees of $1,818 USD of which $450,000 USD was cash and issued a promissory note for $450,000 USD to its majority shareholder. The promissory note has terms of thirty-six months that begin January 1, 2022, and end December 31, 2024, and bears an interest of six percent (6%) per year. The allocation of the purchase consideration is as follows using a foreign currency exchange of $1 USD to $1.2524 as of January 7, 2022:

Assets acquired	USD	CAD
Cash	$453,506	$567,975
Computers and equipment	35,769	44,798
Note receivable	50,459	63,195
Product development costs (Note 9)	837,411	1,048,782
Less liabilities assumed
Accounts payable	(1,374)	(1,721)
Deferred revenue	(475,771)	(595,860)
Net purchase price ($900,000 USD)	900,000	1,127,169
Acquisition payment
Cash ($450,000 USD, less closing adjustment)	445,872	558,414
Promissory note ($450,000 USD)	454,128	568,755
Total	$900,000	$1,127,169

ZenaTech paid the final payment of $12,811 USD or $18,429 during the last quarter of 2024. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Acquisition of Ecker Capital, Inc.

ZenaTech entered into an acquisition agreement with Ameritek Ventures, Inc. to acquire Ecker Capital, LLC ("Ecker") on October 14, 2024, with an effective date of October 1, 2024. Ecker Capital, LLC is a subsidiary of Ameritek Ventures, Inc (notes 16).

In consideration of the purchase of Ecker, ZenaTech issued to Ameritek the following shares:

•5,000 Super Voting Shares with a stated value of $30.00 per share and an affective value of $2.13 per share,

•1,000,000 Common Shares at $2.67 per Common share and

•750,000 Preferred Shares with a stated value of $3.00 per share and an affective value of $2.49 per share.

Epazz is the principal shareholder of Ameritek with 95% voting control of Ameritek. Shaun Passley, PhD is the sole director and the CEO of Ameritek and the Managing Director of Ecker. Since Shaun Passley, PhD is also the Chief Executive Officer, a director and a stockholder of ZenaTech he is considered a related party to Ecker, Ameritek and ZenaTech and, therefore, Ecker and Ameritek are considered "related parties" to ZenaTech, and the acquisition of Ecker by ZenaTech constitutes a related party transaction.

Ecker is located at 602 W 5th Avenue, Suite B, Naperville, Illinois and is the software developer for warehouse products. This purchase was a benefit to ZenaDrone for its IQ drone series. Ecker is a parent holding company of Interactive Systems, Inc., interlinkONE, Inc, and ESM Software, Inc., three software technology companies.

The Company has received an independent valuation of the business of Ecker, which was prepared by the Stonebridge Advisory of Pasadena, California (“Valuator”). The effective date of the valuation is September 30, 2024, and is based on Ecker as an on-going concern which assumes Ecker has the financial resources to continue operating into the foreseeable future. All traditional approaches to value were considered by the Valuator and specific methods and calculations were weighted to reflect Ecker's value. Ecker was appraised using the fair market value as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM). Because the balance sheet of Ecker might not represent the business, this valuation only values the enterprise value. The enterprise value is the invested capital value (debt and equity) of the business.

The Fair Market Value (enterprise value) of Ecker is estimated at $4,554,556. After any balance sheet adjustments, the adjusted value is $3,573,878 and after subtraction of term debt, if any, the equity value is $2,790,000. Equity value subtracts interest-bearing term debt and the working capital surplus or shortage, if any, from the enterprise value. A 100.00% interest of the Company's equity equals $4,550,000. The Valuator's conclusion is subject to the Report's Limiting Conditions and the note in the conclusion section.

The Fair Market Value (FMV) is defined as the value an asset or liability would exchange hands given a willing buyer and seller to negotiate an "arms-length" transaction with neither party under duress and with the parties having access to all pertinent information. The valuation supports the issuance of the number of shares issued and the transaction at arm's length price.

The following table describes the purchase of Ecker Capital, Inc. The exchange rate for the transactions below was $1 USD to $1.3526, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on October 1, 2024.

Assets acquired	USD	CAD
Cash	$7,334	$9,921
Accounts receivable	136,214	184,242
Less liabilities assumed
Accounts payable	(191,744)	(259,352)
Deferred revenue	(242,546)	(328,068)
SBA Loan – Interactive Systems, Inc.	(535,145)	(723,837)
SBFS LLC Loan dba RapidAdvance	(44,684)	(60,439)
Net asset (liability) acquired	$(870,571)	(1,177,534)

This being a transaction under common control the assets and liabilities are accounted for at the carrying amount of previous owner.

Acquisition of Securities of ZooOffice, Inc.

ZenaTech entered into an acquisition agreement with Epazz, Inc. to acquire all stock of ZooOffice, Inc. ("ZooOffice") on October 1, 2024.

In consideration of the purchase of the ZooOffice Securities, ZenaTech issued to Epazz the following shares:

•3,000 Super Voting Shares with a stated value of $30.00 per share and an affective value of $2.13 per share,

•500,000 Common Shares at $2.67 per Common share, and

•550,000 Preferred Shares with a stated value of $3.00 per share and an affective value of $2.49 per share.

Shaun Passley, PhD is the sole director and officer of Epazz and is its principal shareholder with 95% voting control of Epazz. He is also the sole director of ZooOffice. Shaun Passley, PhD is also the Chief Executive Officer, a director and a stockholder of ZenaTech. As such, Shaun Passley, PhD is considered a related party to ZooOffice, Epazz and ZenaTech and therefore ZooOffice and Epazz are considered related parties to ZenaTech, and the acquisition of ZooOffice by ZenaTech constitutes a related party transaction.

ZooOffice is located at 602 W 5th Avenue, Suite B, Naperville, Illinois and develops cloud business software products for businesses and governments. It has compliance software what will be useful for compliance for ZenaDrone smart farming.

The Company has received an independent valuation of the business of ZooOffice, which was prepared by the Stonebridge Advisory (“Valuator”) of Pasadena, California. The effective date of the valuation is September 30, 2024 and is based on ZooOffice as an on-going concern. The going concern premise of value assumes ZooOffice has the financial resources to continue operating into the foreseeable future. All traditional approaches to value were considered by the Valuator and specific methods and calculations were weighted to reflect ZooOffice's value. ZooOffice was appraised using the fair value as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM). Because the balance sheet might not represent the business, this valuation only values the enterprise value.

The valuation supports the issuance of the number of shares issued and the transaction at arm's length price.

There are no restrictive agreements that might impact on the value of ZooOffice. The internal financials of ZooOffice were used by the Valuator in this valuation for analysis. The Valuator reviewed information on ZooOffice, and the assumptions based on client discussions that allowed the Valuator to consider the net cash flow, the market selling multiples, Zoo Office’s assets and liabilities and build out the Discount and Capitalization Rate which measures the investment risk.

The following table describes the purchase of ZooOffice, Inc.

Assets acquired	USD	CAD
Cash	$8,104	$10,962
Accounts receivable	41,480	56,106
Less liabilities assumed
Accounts payable	(1,688)	(2,283)
Deferred revenue	(265,957)	(359,733)
SBA Loan – ZooOffice, Inc.	(157,250)	(212,696)
Net asset (liability) acquired	$(375,311)	(507,646)

This being a transaction under common control the assets are accounted for at the carrying amount of previous owner.

Acquisition of Design Patent

ZenaTech has entered into an Asset Patent Purchase Agreement with Epazz dated October 8, 2024 for the purchase from Epazz by ZenaTech of Design Patent USD1005883S1 (the "Design Patent"). In addition, ZenaTech has agreed to purchase any future Design Patent related to the ZenaDrone 1000 product.

In consideration of the purchase of the Design Patent, ZenaTech will issue the following shares:

•6,000 Super Voting Shares with a stated value of $30.00 per share and an affective value of $2.13 per share, which will be allocated 5,000 to Epazz and 1,000 to Dr. Shaun Passley, and

•1,650,000 Preferred Shares with a stated value of $3.00 per share and an affective value of $2.49 per share, which will be allocated as to 1,150,000 to Epazz and 500,000 to Dr. Passley.

For future issue Design Patent(s) related to the ZenaDrone 1000 product, ZenaTech has agreed to issue the following shares, subject to director approval and compliance with applicable laws and regulatory rules at the time of issuance of the securities:

•16,000 Super Voting Shares with a stated value of $30.00 per share and an affective value of $2.13 per share, which will be allocated as to 12,000 to Epazz and 4,000 to Dr. Passley; and

•2,500,000 Preferred Shares with a stated value of $3.00 per share and an affective value of $2.49 per share, which will be allocated as to 2,000,000 to Epazz and 500,000 to Dr. Passley.

As disclosed above, Shaun Passley, PhD and Epazz are considered related parties to ZenaTech and the acquisition of the Design Patent by ZenaTech constitutes a related party transaction.

The Design Patent allows for the ZenaDrone 1000 to be able to generate lift from its body design.

The Company has received an independent valuation of the business of the Design Patent, which was prepared by the Valuator. All traditional approaches to value were considered in this valuation and the appropriate allocation of methods and calculations were weighted that best represent value of the value of the business. The Design Patent was appraised using the fair market value (enterprise value) as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM).

The appraisal's estimated value for 100.00% of the Design Patent without any discounts and premiums, is $4,846,667 of enterprise value. This conclusion is subject to the Report's Limiting Conditions.

There are no restrictive agreements that might impact value. The Valuator reviewed information on the Design Patent as well as the assumptions based on client discussions that allowed the Valuator to forecast the future cash flow of the business, review the assets and liabilities to the extent possible and build out the Discount and Capitalization Rate, which is essentially an indicator of risk in the business investment.

The valuation supports the issuance of number of shares issued and the transaction at arm's length price. This being a transaction under common control the assets are accounted for at the carrying amount of previous owner.

The patents are yet to be registered in the name of the Company.

Acquisition of Utility Patents

ZenaTech has entered into an Asset Patent Purchase Agreement with Epazz dated October 13, 2024 (the "Utility Purchase Agreement") for the purchase from Epazz by ZenaTech of Utility Patent US11597515B2 Drone Assembly which allows for ZenaDrone 1000 to be recharged remotely without human assistance (the "First Utility Patent"). Effective November 20, 2024, the parties entered into an amendment to the Asset Patent Purchase Agreement with Epazz dated October 13, 2024 for the purchase from Epazz by ZenaTech of Charging Pad Patent US11970293B2 related to a drone with extendable and rotatable wings and multiple accessory securing panel (the "Second Utility Patent"). The amendment made the agreement effective as of October 1, 2024.

In consideration of the purchase of the First Utility Patent and the Second Utility Patent (together, the "Utility Patents"), ZenaTech issued to Epazz and Dr. Shaun Passley the following shares:

•46,000 Super Voting Shares with a stated value of $30.00 per share and an affective value of $2.13 per share, which will be allocated as to 37,000 to Epazz and 9,000 to Dr. Passley, and

•13,000,000 Preferred Shares with a stated value of $3.00 per share and an affective value of $2.49 per share, which will be allocated as to 9,000,000 to Epazz and 400,000 to Dr. Passley.

As disclosed above, Shaun Passley, PhD and Epazz are considered "related parties" to ZenaTech and the acquisitions of the Utility Patents by ZenaTech constitutes a related party transaction.

The Company has received independent valuations of each of the First Utility Patent and Second Utility Patent, which were prepared by the Valuator. The effective date of the valuations is December 31, 2024. All traditional approaches to value were considered in the valuations and the appropriate allocation of methods and calculations were weighed that best represent the respective value of each of the First Utility Patent and the Second Utility Patent. The Utility Patents were appraised using the fair market value (enterprise value) as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM).

The appraisal's estimated value for 100.00% of the First Utility Patent without any discounts and premiums, is $29,081,865 USD of enterprise value. The appraisal's estimated value for 100.00% of the Second Utility Patent without any discounts and premiums, is $14,540,001 USD of enterprise value. These conclusions are subject to the Report's Limiting Conditions.

There are no restrictive agreements that might impact value. The Valuator reviewed information on the Utility Patents as well as the assumptions based on client discussions that allowed the Valuator to forecast the future cash flow of the business, review the assets and liabilities to the extent possible and build out the Discount and Capitalization Rate, which is essentially an indicator of risk in the business investment. The valuation supports the issuance of number of shares issued and the transaction at arm's length price. This being a transaction under common control the assets are accounted for at the carrying amount of previous owner.

The patents are yet to be registered in the name of the Company.

Acquisition of Weddle Surveying, Inc.

ZenaTech acquired all outstanding shares of equity securities and warrants of Weddle Surveying, Inc., a Oregon, United States of America, corporation on January 14, 2025. Weddle serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington. The Company paid $525,000 USD or $753,270 CAD of which $262,500 USD or $376,635 CAD was paid in cash and issued a promissory note for $262,500 USD or $376,635 CAD to its shareholder. The promissory note has three equal payments and six percent (6%) interest per year paid in equal annual payments and with a maturity date of January 14, 2028. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations was $1 USD to $1.4348, the exchange rate on January 13, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$30,437	$43,671
Employees draw receivable	8,109	11,635
Computers and related equipment	2,350	3,372
Furniture and fixtures	12,530	17,978
Vehicles	7,757	11,130
Business equipment	78,720	112,947
Less liabilities assumed
Accounts payable	(210)	(301)
Net tangible assets	$139,693	$200,432
Customer lists, brand recognition, technology	256,871	368,559
Goodwill	128,436	184,279
Net purchase price	525,000	753,270
Acquisition payment
Cash paid ($262,500 USD)	$262,500	376,635
Promissory note ($262,500 USD)	262,500	376,635
Total purchase price	$525,000	753,270

The Company did not make any payments on this note as of September 30, 2025 since it is not yet due.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of KJM Land Surveying, Inc.

ZenaTech acquired all outstanding shares of equity securities and warrants of KLM Land Surveying, Inc., a Florida, United States of America, corporation on January 22, 2025. KJM Land Surveying provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential and commercial and construction sectors for over thirty years. The Company paid $400,000 USD or $575,160 CAD of which $200,000 USD or $287,580 CAD was paid in cash and issued a promissory note for $200,000 USD or $287,580 CAD to its primary shareholder and other shareholders. The promissory note has equal payments and includes a six percent (6%) interest per year paid monthly and with a maturity date of January 21, 2028. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations was $1 USD to $1.4379, the exchange rate on January 21, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$11,829	17,009
Accounts receivable	1,087	1,562
Computers and related equipment	14,200	20,418
Furniture and fixtures	13,500	19,412
Vehicles	22,500	32,353
Business equipment	67,100	96,483
Less liabilities assumed
Accounts payable	(1,650)	(2,373)
Net tangible assets	$128,566	184,864
Customer lists, brand recognition, technology	180,956	260,197
Goodwill	90,478	130,099
Net purchase price	400,000	575,160
Acquisition payment
Cash paid ($200,000 USD)	$200,000	287,580
Promissory note ($200,000 USD)	200,000	287,580
Total purchase price	$400,000	575,160

The Company paid $38,670 on this note and incurred a foreign currency exchange of $14,695 as of September 30, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed.

Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Othership, Limited

ZenaTech acquired all outstanding shares of equity securities and warrants of Othership, Limited, a United Kingdom corporation on March 14, 2025. Othership is a workspaces and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals. This acquisition will expand ZenaTech’s internal expertise developing applications using quantum computing across both AI drone and enterprise SaaS areas where we see growing demand and revenue opportunities. The Company paid $260,000 USD or $371,488 CAD of which $100,000 USD or $142,880 CAD was paid in cash and issued a promissory note for $160,000 USD or $228,608 CAD to its primary shareholder and other shareholders. The promissory note has one year amortization note at six percent (6%) interest per year paid monthly and with a maturity date of March 13, 2028. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations was $1 GBP to $1.8563 CAD and $1 USD to $1.4288 CAD the exchange rates on March 16, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Office equipment	$130	$186
Computers equipment	1,949	2,784
Net tangible assets	1,600	2,970
Customer lists, brand recognition, technology	60,000	85,728
Goodwill	198,400	282,790
Net purchase price	260,000	371,488
Acquisition payment
Cash paid ($100,000 USD)	100,000	142,880
Promissory note ($160,000 USD)	160,000	228,608
Total purchase price	$260,000	$371,488

The Company paid $4,800 USD or $6,682 towards principal of September 30, 2025 and incurred and . The currency exchange rate used in the calculations was $1 USD to $1.3921 as of September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Wallace Surveying Corporation

ZenaTech acquired all outstanding shares of equity securities and warrants of Wallace Surveying Corporation (“Wallace”) on April 2, 2025. Wallace is a well-established land survey company with thirty years of experience. Wallace provides construction and land development surveys delivering accurate and reliable data that supports project planning and design for developers, contractors, engineers, and architect customers. This acquisition powers the Company’s national Drone as a Service, or DaaS, business as the third US acquisition set to provide access to the ZenaDrone 1000 and the IQ series. These multifunction drones are set to provide a variety of services including power line inspections, precision agriculture, law enforcement, and search-and-rescue for natural disasters such as hurricanes. The Company paid $1,300,000 USD or $1,769,300 CAD of which $650,000 USD or $884,650 CAD was paid in cash and issued a promissory note for $650,000 USD or $884,650 CAD to its shareholders. The promissory note has a three-year amortization note at eight percent (8%) interest per year with interest accrued monthly and paid yearly, three equal principal payments paid at the end of each anniversary date and with a maturity date of April 1, 2028. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations was $1 USD to $1.361, the exchange rate on June 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Accounts receivable	$264,509	$359,996
Computers and related equipment	28,220	38,407
Vehicles	108,500	147,669
Machinery & equipment	247,600	336,984
Less liabilities assumed
Accounts payable	(264,509)	(359,996)
Net tangible assets	384,320	523,060
Customer lists, brand recognition, technology	580,000	789,380
Goodwill	335,680	456,860
Net purchase price	1,300,000	1,769,300
Acquisition payment
Cash paid ($650,000 USD)	650,000	884,650
Promissory note ($650,000 USD)	650,000	884,650
Total purchase price	$1,300,000	$1,769,300

The Company accrued $21,666 USD or $30,162 on this note as of September 30, 2025.The currency exchange rate used in the calculations was $1 USD to $1.3921 as of September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Miller Land Corporation

ZenaTech acquired all outstanding shares of equity securities and warrants of Miller Land Corporation DBA Survey East II (“Miller”) on April 7, 2025. The firm is a land survey and mapping company with a 40-year history and deep portfolio of business customers in the Palm Beach County area of South Florida. The transaction price was $850,000 paid with $425,000 in cash and a three-year $425,000 promissory note with a seven (7%) percent interest promissory note paid in three one-time installments with principal and interest calculated at the end of each month for three years and a due date of April 7, 2028. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations was $1 USD to $1.361, the exchange rate on June 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$15,508	$21,106
Accounts receivable	96,784	131,723
Computers and related equipment	11,790	16,046
Furniture and fixtures	10,600	14,427
Vehicles	60,000	81,660
Business & equipment	129,500	176,250
Less liabilities assumed
Accounts payable	(112,218)	(152,729)
Net tangible assets	211,693	288,483
Customer lists, brand recognition, technology	425,000	578,425
Goodwill	213,037	289,942
Net purchase price	850,000	1,156,850
Acquisition payment
Cash paid ($425,000 USD)	425,000	578,425
Promissory note ($425,000 USD)	425,000	578,425
Total purchase price	$850,000	$1,156,850

The Company accrued $12,396 USD or $17,256 on this note as of September 30, 2025. The currency exchange rate used in the calculations was $1 USD to $1.3921 as of September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Laventure & Associates, Inc. and Atlantic Civil Engineering, Inc.

ZenaTech acquired Laventure & Associates, Inc. and Atlantic Civil Engineering (collectively known and operating as “Laventure”) of Fort Pierce, Florida, on May 21, 2025. They are a land survey and engineering company with roughly twenty years of experience providing land surveying services for a major regional power company and other commercial customers. They also provide engineering consulting services to their customers. The cumulative transaction price was $450,000 USD or $612,450 CAD of which $225,000 USD or $306,225 CAD was paid in cash and issued a promissory note of $225,000 USD or $306,225 CAD to its shareholders. The promissory note has a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations was $1 USD to $1.361, the exchange rate on June 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$410,366	$558,508
Accounts receivable	204,490	278,311
Computers and related equipment	1,210	1,647
Furniture and fixtures	4,210	5,730
Vehicles	45,000	61,245
Business equipment	32,650	44,437
Less liabilities assumed
Accounts payable	(614,856)	(836,819)
Net tangible assets	83,070	113,059
Customer lists, brand recognition, tec.	230,000	313,030
Goodwill	136,930	186,361
Net purchase price	450,000	612,450
Acquisition payment
Cash paid ($225,000 USD)	225,000	306,225
Promissory note ($225,000 USD)	225,000	306,225
Total purchase price	450,000	612,450

The Company accrued $4,500 USD or $6,264 on this note as of September 30, 2025. The currency exchange rate used in the calculations was $1 USD to $1.3921 as of September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Empire Land Surveying

ZenaTech acquired Empire Land Surveying (“Empire”) of Pensacola, Florida, on June 9, 2025. They are a land survey company with over twenty years of experience providing residential and ALTA surveys.

The transaction price was $200,000 USD or $272,200 CAD of which $120,000 USD or $163,320 CAD was paid in cash and issued a promissory note for $80,000 USD or $108,880 CAD to its shareholders. The promissory note has a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations was $1 USD to $1.361, the exchange rate on June 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$11,194	$15,235
Accounts receivable	27,270	37,114
Computers and related equipment	9,500	12,930
Furniture and fixtures	22,500	30,623
Vehicles	37,000	50,357
Business equipment	81,000	110,241
Less liabilities assumed
Accounts payable	(21,246)	(28,916)
Net tangible assets	167,218	227,584
Customer lists, brand recognition, tec.	32,782	44,616
Net purchase price	200,000	272,200
Acquisition payment
Cash paid ($120,000 USD)	120,000	163,320
Promissory note ($80,000 USD)	80,000	108,880
Total purchase price	$200,000	272,200

The Company paid $1,200 USD or $1,671 on this note as of September 30, 2025. The currency exchange rate used in the calculations was $1 USD to $1.3921 as of September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Morgan Surveying

ZenaTech with its subsidiary Morgan Land Services, Inc. acquired Morgan Surveying (“Morgan”) of Greensboro, North Carolina, on August 4, 2025. They are a land surveying company with over thirty years of experience providing residential and boundary surveys in the North Carolina area. The transaction price was $615,000 USD or $856,142 paid in $307,500 USD or $428,071 in cash and $307,500 USD or $428,071 in a three-year amortization note, with interest at the rate of 7% per annum, interest and principal paid monthly in arrears. The promissory note has a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations was $1 USD to $1.3921, the exchange rate on September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash and undeposited funds	$38,705	$47,304
Accounts receivable	90,475	132,528
Employee advances	13,053	18,172
Computers and related equipment	3,805	5,297
Furniture and fixtures	1,500	2,088
Vehicles	15,714	21,875
Leasehold improvements	15,329	21,340
Business equipment	45,726	63,654
Less liabilities assumed
Accounts payable	(114,180)	(158,950)
Net tangible assets	110,127	153,308
Customer lists, brand recognition, tec.	330,000	459,392
Goodwill	174,873	243,441
Net purchase price	615,000	856,141
Acquisition payment
Cash paid ($307,500 USD)	307,500	428,071
Promissory note ($307,500 USD)	307,500	428,071
Total purchase price	$615,000	$856,142

The Company paid $1,794 USD or $2,497 on this note as of September 30, 2025. The currency exchange rate used in the calculations was $1 USD to $1.3921 as of September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Cardinal Civil Resources

ZenaTech acquired Cardinal Civil Resources (“Cardinal”) of Williamsburg, Virginia, on August 1, 2025. They are a land surveying and engineering company with roughly fifteen years of experience providing land surveying and engineering services for a major national homebuilding company and other commercial customers. The cumulative transaction price was $2,400,000 paid in $1,200,000 in cash; $1,200,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments.

The promissory note has a contingent maximum of $600,000 earn-out capped at $200,000 annually for a 3-year period with the earnout amounts and periods described below.

Subject to the terms of this Agreement, an Earn-Out Amount, if any, is to be paid for each Fiscal Year (as defined below) ending August 31, 2026, August 31, 2027 and August 31, 2028 (collectively, the Earn-Out Period”), with the aggregate Earn-Out Amount paid not to exceed $200,000 each Fiscal Year, and during the three (3) year Earn-Out Period, not to exceed a total of $600,000 cumulatively. The amount of the Earn-Out Amount paid for each Fiscal Year during the Earn-Out Period shall be as follows: Annual Gross Organic Revenues Annual Total Earn-out Amount Possible $3,000,000 to $4,000,000 $100,000.00 $4,000,001 to $5,000,000 $200,000.00 “Gross Organic Revenues” means 100% of Gross Revenue that is invoiced and collected by the Company or NC PC for work performed in the States of Virginia, South Carolina or North Carolina, and shall not include revenue from companies or books of business acquired by the Purchaser, Company or the NC PC after Closing. “Organic Revenue” shall also include: (i) 75% of the revenue, invoiced and collected by the Company, NC PC or any of Daas, ZenaTech, Inc. or any of their respective subsidiaries, from Ryan Homes or any of its subsidiaries or a iliates in the State of Florida, and (ii) 50% of the revenue, invoiced and collected, from any new business generated by the Company or NC PC outside of Virginia, South Carolina or North Carolina, and not including Ryan Homes in Florida, and serviced by any of DaaS, ZenaTech, Inc. or any of their respective a iliates or from a new o ice location of the Company or NC PC outside of Virginia, South Carolina or North Carolina. For example, if the Company invoices and collects: (x) $1,000,000 in Tennessee, (y) $2,000,000 in Virginia, South Carolina, and North Carolina combined, and (z) $1,000,000 from Ryan Homes in Florida, then the Gross Organic Revenues will equal $3,250,000 ($500,000 + $2,000,000 + $750,000). “Fiscal Year” means the period from September 1st through August 31st of the following year during each year of the Earn-Out Period. The first Fiscal Year of the Earn-Out Period shall begin September 1, 2025.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations was $1 USD to $1.3921, the exchange rate on September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$5	$73,320
Accounts receivable	762,410	1,061,352
Other current assets	59,483	83,308
Work in Progress - labor	41,193	57,345
Security deposit	3,435	4,782
4U Tower Server	59,559	83,308
8 Unit Server Rack	8,123	11,307
Titan Unit	137,389	191,260
Business equipment	283,881	395,191
Less liabilities assumed
Accounts payable	(10,580)	(14,728)
Due to George Cunha	(859,312)	(1,196,248)
Salaries Payable	(44,247)	(61,596)
Net tangible assets	491,359	684,044
Customer lists, brand recognition, tec.	1,285,000	1,788,847
Goodwill	743,641	1,035,223
Net purchase price	2,520,000	3,341,040
Acquisition payment
Cash paid ($1,200,000 USD)	1,200,000	1,670,520
Promissory note ($1,200,000 USD)	1,200,000	1,670,520
Contingent Consideration Liability	120,000	167,052
Total purchase price	$2,520,000	3,508,092

The Company paid $6,000 USD or $8,353 on this note as of September 30, 2025. The currency exchange rate used in the calculations was $1 USD to $1.3921 as of September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Lescure Engineers, Inc.

ZenaTech acquired Lescure Engineers, Inc. (“Lescure”) of Williamsburg, Virginia, on September 11, 2025. They are a land surveying and engineering company with roughly fifteen years of experience providing land surveying and engineering services for a major national homebuilding company and other commercial customers. The cumulative transaction price was $350,000 paid in $175,000 in cash; $175,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments; and a maximum of $600,000 earn-out capped at $200,000 annually for a 3-year period.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations was $1 USD to $1.3921, the exchange rate on September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$123,148	$171,434
Accounts receivable	150,307	209,942
Work in Progress	166,786	232,182
Computers and related equipment	16,750	23,318
Furniture and fixtures	4,000	5,568
Equipment	36,350	50,603
Vehicles	12,500	17,401
Less liabilities assumed
Accounts payable	(217,249)	(324,893)
Client retainers	(190,931)	(265,795)
Net tangible assets	85,525	119,060
Customer lists, brand recognition, etc.	125,000	174,011
Goodwill	139,475	194,163
Net purchase price	350,000	487,234
Acquisition payment
Cash paid ($175,000 USD)	175,000	243,318
Promissory note 1 ($175,000 USD)	175,000	243,618
Total purchase price	$350,000	487,235

The Company’s accrual on this note was zero since this is a new purchase, as of September 30, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of A&J Land Surveyor, Inc.

Drone as a Service acquired A&J Land Surveyor, Inc. (“A&J”), a Jacksonville, Florida on September 23, 2025. A&J is a land-based survey and engineering firm founded in 1995, which specializes in complex surveying projects across aviation, utility, and infrastructure, with expertise in runway surveys, hangar projects, and utility development. The firm is well established in Jacksonville and has longstanding relationships with leading regional aviation and utility authorities. They are a land surveying and engineering company with roughly fifteen years of experience providing land surveying and engineering services for a major national homebuilding company and other commercial customers. The cumulative transaction price was $450,000 paid in $225,000 in cash; $225,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments; and a maximum of $600,000 earn-out capped at $200,000 annually for a 3-year period.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations was $1 USD to $1.3921, the exchange rate on September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$368,727	$513,305
Computers and related equipment	22,000	30,626
Furniture and fixtures	1,000	1,392
Business equipment	128,800	179,302
Vehicles	128,395	178,739
Less liabilities assumed
Accounts payable	350,692	488,199
Net tangible assets	298,230	415,165
Customer lists, brand recognition, tec.	100,000	139,208
Goodwill	51,770	72,069
Net purchase price	450,000	626,443
Acquisition payment
Cash paid ($225,000 USD)	225,000	313,223
Promissory note ($225,000 USD)	225,000	313,223
Total purchase price	$450,000	626,445

The Company paid $1,794 USD or $2,497 on this note as of September 30, 2025.

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Sale of Wallet Software

ZenaTech, Inc. sold for $250,000 USD or $341,850 all ZenaPay, Inc. the wallet software assets to Epazz Limited, Ireland, a related party, on October 2, 2023. The sale was in the form of a convertible promissory note with interest rate of 8% and 10-year terms. The sale note is convertible into Common Stock at 20% discount based on average closing price of trading day. ZenaPay, Inc., a Wyoming, USA corporation is a subsidiary of ZenaTech, Inc., a British Columbia corporation that provides software and cloud-based enterprise software solutions for e-commerce industry. Epazz Limited, Ireland is a subsidiary of Epazz, Inc., a company controlled by Shaun Passley, PhD (note 16).

The Company accrued $9,701 USD or $13,674 interest income related to this note as of September 30, 2025. The currency exchange rate used in the calculations was $1 USD to $1.3921, the exchange rate on September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company accrued $19,966 USD or $27,348 interest income related to this note as of December 31, 2024.

5.NOTE RECEIVABLE

The John Gray Note

On January 7, 2022, with an effective date of December 31, 2021, the Company purchased PsPortals, Inc. With this purchase ZenaTech acquired a non-interest-bearing note receivable from John Gray, its former majority shareholder.

This note receivable had a balance of $110 USD and was paid during January 2025. The balance of this receivable was $0 as of September 30, 2025.

The note receivable had a balance of $110 USD or $158 as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Note Receivable affiliate

ZenaTech, Inc. sold for $341,850 or $250,000 USD all ZenaPay, Inc. the wallet software assets to Epazz Limited, Ireland, a related party on October 2, 2023. The sale was in the form of a convertible promissory note with interest rate of 8% and 10-year terms. The sale note is convertible into Common Stock at 20% discount based on average closing price of trading day. ZenaPay, Inc., a Wyoming, USA corporation is a subsidiary of ZenaTech, Inc., a British Columbia corporation that provides software and cloud-based enterprise software solutions for e-commerce industry. Epazz Limited, Ireland is a subsidiary of Epazz, Inc., a company controlled by Shaun Passley, PhD (note 16).

The Company 9,701 USD or $13,506 interest income related to this note as of September 30, 2025. The currency exchange rate used in the calculations was $1 USD to $1.3921, the exchange rate on September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company accrued $20,511 interest income related to this note as of December 31, 2024.

6.PROPERTY PLANT & EQUIPMENT

	As of	As of
	September 30,	December 31,
	2025	2024
Property Plant & Equipment:
Computers and equipment	$521,713	$103,746
Accumulated depreciation	(95,821	(60,763)
Net computers and equipment	425,892	42,983
Furniture and fixtures	278,411	4,146
Accumulated depreciation	(15,258)	(69)
Net furniture and fixtures	263,153	4,077
Vehicles	2,690,813	202,927
Accumulated depreciation	(135,586)	(6,577)
Net vehicles	2,555,227	196,351
Leasehold improvements	244,182	59,410
Accumulated depreciation	(20,595)	(1,226)
Net leasehold improvements	223,587	58,184
Business equipment	2,911,789	117,751
Accumulated depreciation	(169,384)	(2,651)
Net business equipment	2,742,405	115,100
Total Property Plant & Equipment (PPE), net	$6,210,264	$416,695

ZenaTech acquired computers for $417,967, furniture and fixtures $274,264 and made leasehold improvements for $184,772 during the nine months ended September 30, 2025. These assets are depreciated over 5-15 years using straight line depreciation.

The Company also acquired eight vehicles for $2,487,886 and bought business equipment for $2,794,037 during the nine months ended September 30, 2025. These assets are depreciated over 6-years using straight line depreciation.

During 2024 ZenaTech acquired computers for $21,269, furniture and fixtures $4,146 and made leasehold improvements for $59,410. These assets are depreciated over 5-15 years using straight line depreciation. ZenaTech also acquired three vehicles for $202,927 USD or $291,911 and bought business equipment for $117,751 USD or $169,385 during 2024. These assets are depreciated over 6-years using straight line depreciation.

7. CAPITAL ADVANCES

The Company has paid AED 217,310 (approximately $97,818 CAD) as part of a contractual purchase of a residential property located in Sharjah, United Arab Emirates as of December 31, 2024. The total contracted value is AED 2,403,000 or $65,434 CAD. The property is under construction and will be used to accommodate Company personnel.

Although the legal title is temporarily held in the name of Dr. Shaun Passley, the Company's CEO and majority shareholder, Dr. Passley has formally undertaken to transfer the title to the Company. Accordingly, the payment has been recorded as a capital advance under non-current assets.

8.INTANGIBLES

The table below describes the intangibles as of September 30, 2025. Each of the amounts are shown at its historically acquired price and source. Each type of software product development cost is presented in the acquired currency. The table below shows product development and intangibles activity for the nine months ended September 30, 2025.

Description	Basis	Life in Years	Net Book Value 12-31-2024	YTD Additions 09-30-2025	YTD Amortization 09-30-2025	Net Book Value 09-30-2025
Product Development
Drone technology	1,440,000	not amortized	1,440,000	–	–	1,440,000
Robotic Arm tech license	840,000	not amortized	840,000	–	–	840,000
Drone Development	2,545,326	15	2,545,326	–	84,381	2,460,945
Drone Development	1,761,259	15	–	1,761,259	–	1,761,259
Total Product Development Costs	$6,586,585		$4,825,326	1,761,259	$84,381	$6,502,204

Intangibles
ZenaPay Plant Software	$28,080	5	$–	$–	$28,080	$–
SystemView Software	40,190	5	–	–	40,190	–
ZigVoice Software	9,702	5	–	–	9,702	–
WorkAware software	396,600	15	280,546	–	19,758	260,788
TillerStack software	1,584,516	15	1,167,318	–	78,937	1,088,381
PsPortals software	1,048,782	15	839,504	–	52,248	787,256
Weddle customer lists, brand	368,559	15	–	368,559	17,387	351,172
KJM customer lists, brand	260,197	15	–	260,197	11,896	248,301
Othership customer lists	85,728	15	–	85,728	3,077	82,651
Wallace customer lists, brand	789,380	15	–	789,380	26,025	763,355
Miller customer lists, brand	578,425	15	–	578,425	18,543	559,882
Laventure customer lists	313,030	15	–	313,030	7,527	305,503
Empire customer lists, brand	44,616	15	–	44,616	919	43,697
Morgan customer lists, brand	459,392	15	–	459,392	4,770	454,622
Cardinal customer lists, brand	1,788,847	15	–	1,788,847	18,573	1,770,275
Lescure customer lists, brand	174,011	15	–	174,011	602	173,409
A&J customer lists, brand	139,209	15	–	139,209	355	138,854
Total Brand Intangibles	$8,081,184		2,287,367	$5,001,394	$310,509	$7,028,145
Goodwill
PacePlus	$2,468,722	not amortized	$2,468,722	–	–	$2,468,722
Weddle	184,279	not amortized	–	184,279	–	184,279
KJM	130,099	not amortized	–	130,099	–	130,099
Othership	282,790	not amortized	–	282,790	–	282,790
Wallace	456,860	not amortized	–	456,860	–	456,860
Miller	289,943	not amortized	–	289,943	–	289,943
Laventure	186,359	not amortized	–	186,359	–	186,359
Morgan	243,441	not amortized	–	243,441	–	243,441
Cardinal	1,035,223	not amortized	–	1,035,223	–	1,035,223
Lescure	194,163	not amortized	–	194,163	–	194,163
A&J	72,069	not amortized	–	72,069	–	72,069
Total Goodwill	$5,543,948		$2,468,722	$3,075,226	–	$5,543,948

ZenaPay Plant Software was developed internally. All other product developments were acquired through business combinations. ZenaPay Plant Software and WorkAware is reported in Canadian dollars, TillerStack in euros, and Othership in British pounds. All other intangibles are reported in US dollars.

ZenaTech started to amortize the intangibles costs from the newly acquired companies Weddle, KJM, Othership with the beginning of the first quarter, Wallace, Miller, Laventure and Empire with the second quarter, and of 2025. The intangibles for ZenaPay, SystemView and ZigVoice were fully amortized as of December 31, 2024.

Drone technology, Robotic Arm Technology and drone development technology are not currently amortized.

The table below shows product development and intangibles activity for the year ended December 31, 2024.

The amounts listed in the tables below are historical amounts as of December 31, 2024. As such, each type of software product development cost is presented in the acquired currency.

	Asset	Total		Total		Amortization	Total	Net Book
	Source and	Costs	Additions	Costs	Amortization	12 Mo. Ended	Amortization	Value
	Currency	12/31/2023	2024	12/31/2024	12/31/2023	12/31/2024	12/31/2024	12/31/2024
INTANGIBLES
ZenaPay Plant Software	Developed internally, USD	$28,080	$Nil	$28,080	$28,080	$Nil	$28,080	$Nil
System View Software	Acquired – business combination, USD	40,190	–	40,190	39,529	661	40,190	–
ZigVoice Software	Acquired – business combination, USD	9,702	–	9,702	9,543	159	9,702	–
WorkAware Software	Acquired – business combination, CAD	396,600	–	396,600	89,842	26,213	116,054	280,546
TillerStack Software	Acquired – business combination, EURO	1,584,516	–	1,584,516	312,345	104,853	417,918	1,167,318
PsPortals Software	Acquired – business combination, USD	1,048,782	–	1,048,782	139,694	69,585	209,279	839,504
TOTAL		$3,107,870	$Nil	$3,107,870	$619,033	$201,471	$820,503	$2,287,367
PRODUCT DEVELOPMENT
Drone technology	Acquired separately, USD	$1,440,000	–	1,440,000	–	–	–	$1,440,000
Robotic Arm Technology licensing	Acquired separately, USD	840,000	–	840,000	–	–	–	840,000
Drone Development	Developed internally, USD	1,376,200	1,169,126	2,545,326	–	–	–	2,545,326
TOTAL		$3,656,200	$1,169,126	$4,825,326	$Nil	$Nil	$Nil	$4,825,326

Product development costs totaled $4,825,326 and include a difference of $(118,676) due to foreign currency adjustments to cost and intangible asset amortization as of December 31, 2024.

Goodwill for December 31, 2024

ZenaTech recorded goodwill of $2,468,722 associated with the PacePlus acquisition. This asset is not being amortized for financial reporting purposes.

9.SHORT-TERM LINE OF CREDIT

The Company has a $100,000 USD line of credit with TD Bank, though its PS Portals, Inc. subsidiary, classified as short-term debt. The line of credit has a variable interest rate that is renewable annually. The current interest rate is 8.5%.

The Company paid this loan during the third quarter of 2025 and did not have a balance on this loan paid on September 30, 2025.

The Company loaned $86,685 USD or $124,696 on December 31, 2024, when currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

10.LOANS PAYABLE

The Company had amounts borrowed in United States dollars, or USD. We used US dollars to describe these transactions since they were historical amounts. When appropriate for certain year-end balance sheet information, we converted those amounts to Canada dollars, or CA dollars or $, as listed on the https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

	As of	As of
	September 30,	December 31,
	2025	2024
Balance of Loans Payable:
SBA Loan – Interactive Systems, Inc.	$730,823	$766,201
SBA Loan – ZooOffice, Inc.	214,284	225,025
SBFS LLC Loan dba RapidAdvance	–	52,379
GG Mars Capital, Inc. LOC (note 16)	5,992,464	992,798
Star Financial Corporation LOC (note 16)	4,467,245	1,394,839
Jennings Family Investments, Inc. LOC (note 16)	14,306,265	3,921,087
Lone Stella, Inc. LOC	2,191	539,556
Nancy Cowden RLOC	3,154	1,080,380
Weddle Surveying acquisition note	365,426	–
KJM Land Surveying acquisition note	216,549	–
Othership, Ltd acquisition note	222,736	–
Wallace Surveying Corporation acquisition note	904,865	–
Miller Land Surveying acquisition note	591,643	–
Laventure & Associates acquisition note	313,223	–
Empire Land Surveying acquisition note	111,368	–
Morgan Surveying, Inc. acquisition note	416,180	–
Cardinal Civil Resources acquisition note	1,670,520	–
Lescure Engineers Inc. acquisition note	243,618	–
A&J Land Surveyor, Inc. acquisition note	313,223	–
ProPal Investments, LLC. (note 16)	–	575,400
GG Mars Capital, Inc. Debenture (note 16)	245,917	235,874
Total Loans Payable	$31,331,694	$9,783,539

Note: See convertible debt table at the end of the note and note 15 for related party notes.

Debt Financing

From time to time the Company has received and repaid loans from Epazz, Inc, Shaun Passley and his immediate family members, to fund operations. These related party debts are fully disclosed in note 15 below. ZenaTech has back-up lines of credit from related parties and others with an available spending limit of $56,500,000 to cover the repayment of the current portion of long-term debt, should it need it.

Epazz, Inc. Convertible Line of Credit

On June 1, 2018 the Company and Epazz, Inc., a related party, entered into a convertible line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. The agreement expires on December 31, 2025, and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default, the agreement can be renewed for ten additional twelve-months periods.

The total amount available to borrow was $400,000 USD or $556,840 as of September 30, 2025. The currency exchange rate used in calculations was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The total amount available to borrow was $400,000 USD or $575,400 as of December 31, 2024. The currency exchange rate used in calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

There were no borrowings outstanding under this agreement as of September 30, 2025 or December 31, 2024.

SBA Loan - Interactive Systems

Interactive Systems, Inc., a subsidiary of Ecker Capital LLC, applied for a Disaster loan to cover expenses and maintain the business during the period of Covid in March 2021. Interactive Systems received a $500,000 USD loan for 30 years with a 3.75% interest on October 31, 2021. The SBA loan from Interactive Systems is due September 25, 2051 and interest is accrued each reporting period. The interest was added to the principal as of March 2024. Interactive Systems started to make payments for this loan in March 2024.

The Company acquired this loan with the Ecker purchase as of October 1, 2024.

The Company owed $524,979 USD or $730,823 and no accrued interest as September 30, 2025. The Company paid $10,702 during 2025 and incurred a foreign exchange unrealized gain of $24,675 as a result of this loan. The currency exchange rate used in calculations was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company owed $766,201 USD or $1,102,180 and no accrued interest as of December 31, 2024. The currency exchange rate used in calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

SBA Loan - ZooOffice

ZooOffice, Inc., a subsidiary of Epazz, Inc, applied for a Disaster loan to cover expenses and maintain the business during the period of Covid in December 2021. ZooOffice received a $150,000 USD loan for 30 years with a 3.5% interest on December 31, 2021. The SBA ZooOffice loan is due December 31, 2052 and interest of $731 USD is accrued each reporting period. ZooOffice, Inc., started to make payments for this loan starting with January 16, 2023. The Company acquired this loan with the ZooOffice purchase as of October 1, 2024.

The Company owed $153,929 USD or $214,284 and had no accrued interest as of September 30, 2025. The Company paid $3,495 during 2025 and incurred a foreign exchange unrealized gain of $7,246 USD as a result of this loan. The currency exchange rate used in calculations was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company owed $225,025 USD or $323,699 and no accrued interest as of December 31, 2024. The currency exchange rate used in calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

SBFC LLC - DBA RapidAdvance Loan

Ecker Capital has a loan with SBFC LLC, DBA RapidAdvance with a variable interest rate originating on 11/30/2022. The loan amount has a principal of $37,000 USD or $53,225 and had an interest rate of 59%. ZenaTech acquired this loan with the Ecker Capital purchase as of October 1, 2024. The amount acquired was $44,684 USD or $60439, representing $37,000 USD or $53,225 in principal and $7,684 USD or $8,448 in interest. The currency exchange rate used in calculations was $1 USD to $1.3802 CAD as of October 1, 2024, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company makes weekly payments of $1,334 USD or $1,919, representing the interest rate of 89%, which accrues every month.

The Company paid this loan in the last quarter of had no balance for this loan as of September 30, 2025.

The Company had a balance of $52,379 USD or $75,347, made loan payments of $17,346 USD or $24,953 and had accrued interest of $87 USD or $123 as of December 31, 2024. The currency exchange rate used in year-end calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

GG Mars Capital, Inc. August 2019 Convertible Line of Credit

The Company entered into an agreement with GG Mars Capital, Inc., an Illinois corporation, (“GG Mars Capital”), a related party, for a convertible line of credit on August 1, 2019 (note 16). The Company issued GG Mars Capital a promissory note for $100,000 USD with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. The Company borrowed $295,000 USD from GG Mars Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. On March 1, 2021 both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. GG Mars Capital converted $800,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022 (note 13). On November 30, 2023 both parties amended the note, which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The GG Mars Capital, Inc. 2019 six percent interest loan agreement was terminated and the $2,243,070 USD or $3,226,656 outstanding balance due was rolled over into the new 8% interest agreement on October 9, 2024. See GG Mars Capital, Inc October 2024 revolving line of credit below.

GG Mars Capital, Inc. October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with GG Mars Capital, Inc., a related party, for a convertible line of credit on October 9, 2024 (note 16). The Company issued GG Mars Capital a promissory note for $5,000,000 USD with a simple interest of eight percent (8%) and a one-hundred and twenty (120) month maturity date and no covenants. The principal amount of this loan shall be due and payable on October 8, 2034. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Loan origination fees were 200,000 preferred shares of ZenaTech stock at a fair value of $2.49 USD or $3.41 per share, having stated value of $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle GG Mars Capital to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. GG Mars Capital shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. GG Mars Capital shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. GG Mars Capital, Inc. has an option to convert all or part of the balance into ZenaTech common stock at twenty percent (20%) discount of the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available to borrow was $10,000,000 USD or $13,921,000 and the amount drawn on the note was $4,304,622 USD or $5,992,464 as of September 30, 2025. The Company had an accrued interest expense of $88,490. GG Mars Capital converted $240,803 of this loan and had an unrealized currency loss of $132,755 during this period. The currency exchange rate was $1 USD to $1.3921 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $690,162 USD or $992,798 as of December 31, 2024. The Company had an accrued interest expense of $22,691 USD or $31,080 and GG Mars Capital had an unrealized currency loss of $158,579 during this period. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Star Financial Corporation August 2019 Convertible Line of Credit

The Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a convertible line of credit on August 1, 2019 (note 16). The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Both parties agreed to increase the amount to $500,000 USD on July 1, 2020. The Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for $149,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. The principal amount of this loan shall be due and payable on July 31, 2022. Both parties amended the note on March 1, 2021, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. Star Financial Corporation converted $720,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022 (notes 16). Both parties amended the note on November 30, 2023 which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The Star Financial Corporation 2019 six percent loan agreement was terminated and the $1,761,349 USD or $ 2,533,700outstanding balance due was rolled over into the new agreement on October 9, 2024. See Star Financial Corporation October 2024 convertible line of credit below.

Star Financial Corporation October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Star Financial Corporation, (“Star Financial Corporation”) an Illinois corporation and a related party, for a convertible line of credit on October 9, 2024 (note 16). The Company issued Star Financial Corporation a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and one-hundred and twenty (120) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024.

Loan origination fees were 200,000 preferred shares of ZenaTech stock at a fair value of $2.49 USD or $3.41 per share having stated value of $3.00 per share, and 500,000 warrants of common stock. Each warrant shall entitle Star Financial Corporation to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. Star Financial Corporation shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Star Financial Corporation shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Star Financial Corporation has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available to borrow was $10,000,000 USD or $13,921,000 and the amount drawn on the note was $3,208,997 USD or $4,467,245 as of September 30, 2025. The Company had an accrued interest expense of $72,378. Star Financial Capital had an unrealized currency loss of $82,299 during this period. The currency exchange rate was $1 USD to $1.3921 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $5,000,000 USD or $7,192,500, and the amount drawn on the note was $969,648 USD or $1,394,839 as of December 31, 2024. The Company had an accrued interest expense of $17,098 USD or $23,420 and Star Financial Corporation had an unrealized currency loss of $119,892 during this period. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Jennings Family Investments, Inc. August 2019 Convertible Line of Credit

The Company entered into an agreement with Cloud Builder, Inc. (“Cloud Builder”) for a convertible line of credit of $100,000 USD on August 1, 2019. Cloud Builder was controlled by the Company’s Chief Financial Officer (note 16). Cloud Builder, Inc. assigned the note to Jennings Family Investments, Inc on August 1, 2023. The Company issued the Lender a promissory note for $100,000 USD and a simple interest rate of six percent (6%) per annum and no covenants. The principal amount of this loan shall be due and payable in the first month after any amount is borrowed. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting the first of the following month. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. The Lender has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Both parties amended the note on August 1. 2020, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. The Lender converted $640,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022. Both parties amended the note on November 30, 2023, which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The Jennings Family Investments, Inc. 2019 six percent loan agreement was terminated and the $1,951,184 USD or $2,806,778 outstanding balance due was rolled over into the new agreement on October 9, 2024. See Jennings Family Investments October 2024 convertible line of credit below.

Jennings Family Investments, Inc. October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Jennings Family Investments, Inc., (“Jennings Family Investments”), a related party, an Illinois corporation, for a revolving line of credit on October 9, 2024 (note 16). Jennings Family Investments is controlled by Mary B. Kluber, James Sherman’s sister. James Sherman is the Company’s Chief Financial Officer. The Company issued Jennings Family Investments a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 preferred shares of ZenaTech stock at a fair value of $2.49 USD or $3.41 per share having stated value of $3.00 per share, and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Jennings Family Investments, Inc. has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc.’s common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Jennings Family Investments shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law. Jennings Family Investments has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available was $10,000,000 USD or $13,921,000 and the amount drawn on the note was $10,276,751 USD or $14,306,265. The Company had accrued interest expense of $194,274 as of September 30, 2025. Jennigs Family Investments had an unrealized currency gain of $33,615. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $2,725,817 USD or $3,921,087. The Company had accrued interest expense of $29,031 USD or $39,765 as of December 31, 2024. Jennigs Family Investments had an unrealized currency loss of $137,384. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

LoneStella, LLC October 2024 Revolving Line of Credit

The Company entered into an agreement with LoneStella, LLC, an Illinois limited liability corporation (“LoneStella”), and related party (note 16), for a revolving line of credit on October 9, 2024. LoneStella, LLC is controlled by Jacob Sherman, James Sherman’s son. James Sherman is the Company’s Chief Financial Officer. The Company issued LoneStella a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 preferred shares of ZenaTech stock at a fair value of $2.49 USD or $3.41 per share having stated value of $3.00 per share , and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Lone Stella has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lone Stella shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law. Lone Stella, LLC has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available was $10,000,000 USD or $13,921,000 and the amount drawn on the note was $1,574 USD or $2,191. The Company had accrued interest expense of $44 as of September 30, 2025. LoneStella had an unrealized currency gain of $48. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $375,082 USD or $539,556. The Company had accrued interest expense of $82 USD or $112 as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of December 31, 2024.

Nancy Cowden October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Nancy Cowden for a revolving line of credit on October 9, 2024. The Company issued Nancy Cowden a promissory note for $8,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 400,000 preferred shares of ZenaTech stock at a fair value of $2.49 USD or $3.41 per share having stated value of $3.00 per share , and 600,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Nancy Cowden has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Nancy Cowden shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law. Nancy Cowden has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price the price after applying the twenty percent (20%) discount off the market price.

The total amount available was $10,000,000 USD or $13,921,800 and the amount drawn on the note was $2,266 USD or $3,154. The Company had accrued interest expense of $63 as of September 30, 2025. Nancy Cowden had an unrealized currency gain of $69. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available was $8,000,000 USD or $11,508,000 and the amount drawn on the note $751,047 USD or $1,080,380 and made no interest payments related to this loan and accrued interest of $2,105 USD or $2,884 as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

PsPortals, Inc. Note

ZenaTech acquired all stock of PsPortals, Inc., a Delaware corporation, for $901,818 USD, on January 7, 2022, with an effective date of December 31, 2021. The Company paid $450,000 USD in cash and issued a three-year promissory note that began January 1, 2022 for $568,755 USD, which includes additional interest of six percent (6%) per year, has a maturity date of December 31, 2024 and was payable to its former shareholders.

The Company paid off this loan in the last quarter of 2024. This loan is no longer outstanding and had no balance as of September 30, 2025.

The Company paid $227,636 to former PsPortals shareholders and had $Nil currency exchange loss as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Propal Investments LLC Loan

The Company secured a $500,000 USD or $677,550, three-year loan from Propal Investments, LLC on December 15, 2022. Interest payments are paid on the 10th of each month and the principal is due December 14, 2025. This loan carries 20 units of debt and one unit contains $25,000 USD or $33,878 unit of debenture, which equals $500,000 USD or $677,550. Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly, with no prepayment penalty. Unpaid principal and accrued interest of this loan can convert into common shares at a 20% from market value. Each of the 20 units of debt carry 2,083 warrants for total of 41,667 warrants. Each warrant is exercisable to purchase one share of common stock of the Company at $12 Canadian, which is equal to $8.77 USD using a conversion rate of $1 USD to $1.368 as of the balance sheet date. The warrants expire three years after the Company listing on a recognized state exchange. The loan also has a minimum conversion amount of $25,000 USD or $33,878 or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD or $33,878. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75 USD or $1.02. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer and Director (note 16). For the foreign currency conversions above we used the currency exchange rate of $1 USD to $1.3551 CAD as of December 31, 2022 and as listed by www.poundsterlinglive.com.

ZenaTech fully paid $400,000 USD or $552,180 towards the principal during the first two quarters of 2025 and incurred $23,220 gain on foreign exchange. The Company’s outstanding balance on this loan was $0 USD or $0 as of September 30, 2025. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on September 30, 2025. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $400,000 USD or $575,400. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Weddle Surveying, Inc. Note

ZenaTech acquired all outstanding shares of equity securities and warrants of Weddle Surveying, Inc., a Oregon, United States of America, corporation on January 14, 2025. The Company paid $525,000 USD or $753,270 CAD of which $262,500 USD or $376,635 CAD was paid in cash and issued a promissory note for $262,500 USD or $376,635 CAD to its shareholder. The promissory note has three equal payments and six percent (6%) interest per year paid in equal annual payments and with a maturity date of January 14, 2028.

The total amount due on the note was $262,500 USD or $325,426 as of September 30, 2025. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on September 30, 2025.

KJM Land Surveying, Inc. Note

ZenaTech acquired all outstanding shares of equity securities and warrants of KLM Land Surveying, Inc., a Florida, United States of America, corporation on January 22, 2025. KJM Land Surveying provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential and commercial and construction sectors for over thirty years.

The Company paid $400,000 USD or $575,160 CAD of which $200,000 USD or $287,580 CAD was paid in cash and issued a promissory note for $200,000 USD or $287,580 CAD to its primary shareholder and other shareholders. The promissory note has equal payments and includes a six percent (6%) interest per year paid monthly and with a maturity date of January 21, 2028.

The total amount due on the note was $172,222 USD or $216,548 as of September 30, 2025. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on September 30, 2025.

Othership, Limited Note

ZenaTech acquired all outstanding shares of equity securities and warrants of Othership, Limited, a United Kingdom corporation on March 14, 2025. Othership is a workspaces and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals. This acquisition will expand ZenaTech’s internal expertise developing applications using quantum computing across both AI drone and enterprise SaaS areas where we see growing demand and revenue opportunities.

The Company paid $260,000 USD or $371,488 CAD of which $100,000 USD or $142,880 CAD was paid in cash and issued a promissory note for $160,000 USD or $228,608 CAD to its primary shareholder and other shareholders. The promissory note has one year amortization note at six percent (6%) interest per year paid monthly and with a maturity date of March 13, 2028.

The total amount due on the note was $160,000 USD or $222,736 as of September 30, 2025. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on September 30, 2025.

Wallace Surveying Corporation Note

ZenaTech acquired all outstanding shares of equity securities and warrants of Wallace Surveying Corporation (“Wallace”) on April 2, 2025. Wallace is a well-established land survey company with thirty years of experience. Wallace provides construction and land development surveys delivering accurate and reliable data that supports project planning and design for developers, contractors, engineers, and architect customers. This acquisition powers the Company’s national Drone as a Service, or DaaS, business as the third US acquisition set to provide access to the ZenaDrone 1000 and the IQ series. These multifunction drones are set to provide a variety of services including power line inspections, precision agriculture, law enforcement, and search-and-rescue for natural disasters such as hurricanes.

The Company paid $1,300,000 USD or $1,769,300 CAD of which $650,000 USD or $884,650 CAD was paid in cash and issued a promissory note for $650,000 USD or $884,650 CAD to its shareholders. The promissory note has a three year amortization note at eight percent (8%) interest per year with interest accrued monthly and paid yearly, three equal principal payments paid at the end of each anniversary date and with a maturity date of April 1, 2028.

The total amount due on the note was $650,000 USD or $904,865 as of September 30, 2025. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on September 30, 2025.

Miller Land Corporation (DBA Survey East II) Note

ZenaTech acquired all outstanding shares of equity securities and warrants of Miller Land Corporation DBA Survey East II (“Miller”) on April 7, 2025. The firm is a land survey and mapping company with a 40-year history and deep portfolio of business customers in the Palm Beach County area of South Florida. The transaction price was $850,000 paid with $425,000 in cash and a three-year $425,000 promissory note with a seven (7%) percent interest promissory note paid in three one-time installments with principal and interest calculated at the end of each month for three years and a due date of April 7, 2028.

The total amount due on the note was $425,000 USD or $591,642 as of September 30, 2025. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on September 30, 2025.

Laventure & Associates, Inc. and Atlantic Civil Engineering, Inc. Note

ZenaTech acquired Laventure & Associates, Inc. and Atlantic Civil Engineering (collectively known and operating as “Laventure”) of Fort Pierce, Florida, on May 21, 2025. They are a land survey and engineering company with roughly twenty years of experience providing land surveying services for a major regional power company and other commercial customers. They also provide engineering consulting services to their customers.

The cumulative transaction price was $450,000 USD or $612,450 CAD of which $225,000 USD or $306,225 CAD was paid in cash and issued a promissory note of $225,000 USD or $306,225 CAD to its shareholders. The promissory note has a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments.

The total amount due on the note was $225,000 USD or $313,222 as of September 30, 2025. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on September 30, 2025.

Empire Land Surveying Note

ZenaTech acquired Empire Land Surveying (“Empire”) of Pensacola, Florida, on June 9, 2025. They are a land survey company with over twenty years of experience providing residential and ALTA surveys.

The transaction price was $200,000 USD or $272,200 CAD of which $120,000 USD or $163,320 CAD was paid in cash and issued a promissory note for $80,000 USD or $108,880 CAD to its shareholders. The promissory note has a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments.

The total amount due on the note was $80,000 USD or $111,368 as of September 30, 2025. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on September 30, 2025.

Morgan Surveying Inc. Note

ZenaTech with its subsidiary Morgan Land Services, Inc. acquired Morgan Surveying (“Morgan”) of Greensboro, North Carolina, on August 4, 2025. They are a land surveying company with over thirty years of experience providing residential and boundary surveys in the North Carolina area. The transaction price was $615,000 USD or $856,142 paid in $307,500 USD or $428,071 in cash and $307,500 USD or $428,071 in a three-year amortization note, with interest at the rate of 7% per annum, interest and principal paid monthly in arrears. The promissory note has a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments. The allocation of the purchase consideration is as shown in note 4. The currency exchange rate used in the calculations was $1 USD to $1.3921, the exchange rate on September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Cardinal Civil Resources Note

ZenaTech acquired Cardinal Civil Resources (“Cardinal”) of Williamsburg, Virginia, on August 1, 2025. They are a land surveying and engineering company with roughly fifteen years of experience providing land surveying and engineering services for a major national homebuilding company and other commercial customers. The cumulative transaction price was $2,400,000 paid in $1,200,000 in cash; $1,200,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments.

The promissory note has a contingent maximum of $600,000 earn-out capped at $200,000 annually for a 3-year period with the earnout amounts and periods described below.

Subject to the terms of this Agreement, an Earn-Out Amount, if any, is to be paid for each Fiscal Year (as defined below) ending August 31, 2026, August 31, 2027 and August 31, 2028 (collectively, the Earn-Out Period”), with the aggregate Earn-Out Amount paid not to exceed $200,000 each Fiscal Year, and during the three (3) year Earn-Out Period, not to exceed a total of $600,000 cumulatively. The amount of the Earn-Out Amount paid for each Fiscal Year during the Earn-Out Period shall be as follows: Annual Gross Organic Revenues Annual Total Earn-out Amount Possible $3,000,000 to $4,000,000 $100,000.00 $4,000,001 to $5,000,000 $200,000.00 “Gross Organic Revenues” means 100% of Gross Revenue that is invoiced and collected by the Company or NC PC for work performed in the States of Virginia, South Carolina or North Carolina, and shall not include revenue from companies or books of business acquired by the Purchaser, Company or the NC PC after Closing. “Organic Revenue” shall also include: (i) 75% of the revenue, invoiced and collected by the Company, NC PC or any of Daas, ZenaTech, Inc. or any of their respective subsidiaries, from Ryan Homes or any of its subsidiaries or a iliates in the State of Florida, and (ii) 50% of the revenue, invoiced and collected, from any new business generated by the Company or NC PC outside of Virginia, South Carolina or North Carolina, and not including Ryan Homes in Florida, and serviced by any of DaaS, ZenaTech, Inc. or any of their respective a iliates or from a new o ice location of the Company or NC PC outside of Virginia, South Carolina or North Carolina. For example, if the Company invoices and collects: (x) $1,000,000 in Tennessee, (y)

$2,000,000 in Virginia, South Carolina, and North Carolina combined, and (z) $1,000,000 from Ryan Homes in Florida, then the Gross Organic Revenues will equal $3,250,000 ($500,000 + $2,000,000 + $750,000). “Fiscal Year” means the period from September 1st through August 31st of the following year during each year of the Earn-Out Period. The first Fiscal Year of the Earn-Out Period shall begin September 1, 2025. The allocation of the purchase consideration is shown in footnote 4. The currency exchange rate used in the calculations was $1 USD to $1.3921, the exchange rate on September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Lescure Engineers Inc Note

ZenaTech acquired Lescure Engineers, Inc. (“Lescure”) of Williamsburg, Virginia, on September 11, 2025. They are a land surveying and engineering company with roughly fifteen years of experience providing land surveying and engineering services for a major national homebuilding company and other commercial customers. The cumulative transaction price was $350,000 paid in $175,000 in cash; $175,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments; and a maximum of $600,000 earn-out capped at $200,000 annually for a 3-year period. The allocation of the purchase consideration is as shown in footnote 4. The currency exchange rate used in the calculations was $1 USD to $1.3921, the exchange rate on September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

A&J Land Surveyor Inc. Note

Drone as a Service acquired A&J Land Surveyor, Inc. (“A&J”), a Jacksonville, Florida on September 23, 2025. A&J is a land-based survey and engineering firm founded in 1995, which specializes in complex surveying projects across aviation, utility, and infrastructure, with expertise in runway surveys, hangar projects, and utility development. The firm is well established in Jacksonville and has longstanding relationships with leading regional aviation and utility authorities. They are a land surveying and engineering company with roughly fifteen years of experience providing land surveying and engineering services for a major national homebuilding company and other commercial customers. The cumulative transaction price was $450,000 paid in $225,000 in cash; $225,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments; and a maximum of $600,000 earn-out capped at $200,000 annually for a 3-year period. The allocation of the purchase consideration is as shown in note 4. The currency exchange rate used in the calculations was $1 USD to $1.3921, the exchange rate on September 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

GG Mars Capital, Inc. Debentures

The Company secured a $150,000 USD or $170,308 three-year loan from GG Mars Capital, Inc. on January 9, 2024. GG Mars Capital, Inc. is a related party, see note 15. The principal is due January 8, 2027. This loan carries 30 units, and one unit contains $5,000 USD or $6,770 unit of debenture. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of September 30, 2024.

The Company’s outstanding balance on this loan was $176,652 USD or $245,917 and accrued interest of $6,125 related to this loan as of September 30, 2025. GG Mars had an unrealized currency exchange loss of $5,329. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $163,972 USD or $235,874 and accrued interest of $12,308 USD or $19,207 related to this loan as of December 31, 2024. GG Mars had an unrealized currency exchange gain of $774. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Marie Pindling Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Marie Pindling on January 9, 2024. Marie Pindling is a related party, see note 15. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of September 30, 2024.

Marie Pindling and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Olga Passley Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Olga Passley on January 9, 2024. Olga Passley is a related party, see note 15. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of September 30, 2024.

Olga Passley and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Yvonne Rattray Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Yvonne Rattray on January 11, 2024. Yvonne Rattray is a related party, see note 15. The principal is due January 10, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of September 30, 2024.

Yvonne Rattray and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Nancy Cowden Subscription Debenture

The Company secured a $1,000,000 USD or $1,323,400, three-year loan from Nancy Cowden on March 14, 2024. The principal is due March 15, 2027. This loan carries 200 units, and one unit contains $5,000 USD or $6,622 unit of debenture, which equals $1,000,000 USD or $1,362,600. The subscriber will wire $100,000 upon the execution of the agreement and will wire the remaining $900,000 upon the SEC sending a completed review letter which means the registration statement is effective and approved. Each one unit of debenture carries an annual rate of ten percent (10%) monthly converted into additional principal each month. The loan also has a minimum conversion amount of $25,000 USD or $33,118, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $100,000 USD or $135,390. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of September 30, 2024. This loan agreement was terminated and any outstanding balance that was due was rolled over into the new agreement on October 9, 2024 to a new loan, see Nancy Cowden Revolving Line of Credit below.

Convertible Debt Table

Certain debts can be converted into the Company’s Common Stock at a 20% discount. The total number of shares issuable for convertible debt is 4,679,912 as of September 30, 2025. This assumes all potentially convertible debt was converted as of September 30, 2025. Other assumptions include a common stock market price of $4.80 USD or $6.68 per share on September 30, 2025, and a USD to Canadian dollar conversion rate $1.3921 as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on that date.

See table below for debt itemization. All amounts are in CAD in the table below.

	As of	Number
	September 30,	of
	2025	Shares
GG Mars Capital, Inc. – revolving line of credit	$5,992,464	$1,120,995
Star Financial Corporation – revolving line of credit	4,467,245	835,676
Jennings Family Investments, Inc. – revolving line of credit	14,306,265	2,676,237
LoneStella – revolving line of credit	2,191	410
Nancy Cowden – revolving line of credit	3,154	590
GG Mars Capital, Inc. – debentures – convertible debt at 20% discount	245,917	46,003
Propal Investments, Inc. – line of credit	–	–
Total Number of Common Stock Shares Debt can Convert to	$25,017,236	$4,679,912

11.SUMMARY LINES OF CREDIT – DERIVATIVES

ZenaTech entered into an agreement with GG Mars Capital, Inc., Star Financial Corporation, Jennings Family Investments, Inc. LoneStella, Inc., all related parties, and Nancy Cowden for some convertible lines of credit on October 9, 2024 (notes 10 and 16). These loans had loan origination fees of 500,000 warrants for the first 4 lender to 600,000 warrants for Nancy Cowden. Each warrant shall entitle the lenders to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower. The warrants expire 10 years from the date of this executed agreement. All lenders shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lenders have an option to convert all or part of the balance into ZenaTech common stock at twenty percent (20%) discount of the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The Company adjusts each month the derivatives for the conversions and the interest expense. The table below used a 1 USD to Canadian dollar conversion rate $1.3921 as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on that date.

	USD	CAD
As of	September 30,	September 30,
	2025	2025
GG Mars Capital, Inc. note – derivative	$4,304,622	$5,992,464
Star Financial Corporation note – derivative	3,208,997	4,467,245
Jennings Family Investments, Inc. note – derivative	10,276,751	14,306,265
LoneStella, LLC note – derivative	1,574	2,191
GG Mars Capital – debenture note – derivative	176,652	245,917
Nancy Cowden note – derivative	2,266	3,154
Othership	160,000	–
Total Derivates	$18,130,862	$25,017,237

ZenaTech had a expense adjustment of $11,787,253 representing a year-to-date amount.

12.SHARE CAPITAL

Common Shares

Authorized Common Shares

The Company is authorized to issue an unlimited number of Common Shares with a par value of $0.30.

Holders of Common Shares are entitled to one vote per share upon all matters on which they have the right to vote. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. The Company may, if authorized by the directors, purchase or otherwise acquire any of its Common Shares at a price and upon the terms determined by the directors. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital. Holders of the Common Shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of dissolution or winding up of the affairs of the Company, holders of the Common Shares are entitled to share ratably in all assets of the Company remaining after payment of all amounts due to creditors.

Issued and Outstanding Common Shares

ZenaTech issued 166,667 common shares of the Company to Maxim Group, LLC on February 7, 2024 for advisory services in connection with its Nasdaq listing at a price of $4.80 per share.

ZenaTech issued 3,333 common shares of the Company to Yvonne Rattray on February 7, 2024 for services as director of the Company at a price of $4.80 per share.

ZenaTech issued 3,333 common shares of the Company to Neville Brown on February 7, 2024 for services as director of the Company at a price of $4.80 per share.

ZenaTech effected a 1 to 6 reverse stock split of its common shares on July 1, 2024. The Company had 17,080,050 shares of common stock on a post reverse stock split basis, including 63,722 shares issuable upon exercise of outstanding warrants as of December 31, 2024. The above financial statements were updated to reflect the post-reverse split stock allocation, as per IAS 33, paragraph 64.

ZenaTech reduced the share capital by 30 shares on July 1, 2024 to account for fractional shares as a result of 1 to 6 split as such there were 17,016,486 shares post-split.

ZenaTech issued 291,829 units at a price of $10.28 per unit for gross proceeds of approximately $4,133,402 on July 24, 2024. Each unit issued is comprised of one common share and one warrant, with each warrant being exercisable at a price of $10.28 USD for a period of three years from the time the shares are listed for trading on a recognized stock exchange. The Company raised these funds for general corporate and working capital purposes. The currency exchange rate was $1 USD to $1.3670 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on July 15, 2024 to calculate the above foreign exchange conversion. As a result, the Company had 17,663,879 shares, including 355,551 common shares issuable upon exercise of outstanding warrants as of July 15, 2024.

Below are described all transactions making up the 291,829 issuances of stocks and warrants from the paragraph above.

The 291,829 stock and warrants issued on July 24, 2024 did not have any value as of December 31, 2024 since they were issued when the company was private and the stock price was $0.30. Since the Company became public and as of December 31, 2024 the Company’s stock price did not reach the warrants offering price of $10.28 as such they are considered out of the money since they could not be exercised. The warrant offering price of $10.28 USD was more than the stock price at all times since issuance.

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 49,088 shares of common stock and 49,088 warrants exercisable at $10.28 USD to Star Financial Corporation for $695,272 USD on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 55,396 shares of common stock and 55,396 warrants exercisable at $10.28 USD for $784,617 USD to GG Mars Capital on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $10.28 USD per share for an aggregate price of $137,785 USD, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 9,728 shares of common stock and 9,728 warrants exercisable at $10.28 USD for $137,785 USD to Jacob D Sherman on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Nancy Cowden entered into a purchase agreement, where ZenaTech will sell Nancy Cowden 116,732 shares of common stock at $10.28 USD per share for an aggregate price of $1,653,367 USD, par value of $0.30 Canadian per share, and 116,732 warrants or one warrant for one share of common stock. Each warrant shall entitle Nancy Cowden to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 116,732 shares of common stock and 116,732 warrants exercisable at $10.28 USD for $1,653,367 USD to Nancy Cowden on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Lone Stella, LLC, a related party, (note 16), entered into a purchase agreement, where ZenaTech will sell Lone Stella 60,885 shares of common stock at $10.28 USD per share for an aggregate price of $862,362 USD, par value of $0.30 Canadian per share, and 60,885 warrants or one warrant for one share of Common Stock. Each warrant shall entitle Lone Stella to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 60,885 shares of common stock and 60,885 warrants exercisable at $10.28 USD for $862,362 USD to Lone Stella on July 24, 2024 under this agreement.

ZenaTech issued 500,000 common shares of the Company to Epazz, Inc., a related party, for purchase of ZooOffice, Inc. on October 1, 2024.

ZenaTech issued 1,000,000 common shares of the Company to Ameritek Ventures, Inc., a related party, for purchase of Ecker Capital, Inc. on October 1, 2024.

ZenaTech paid directors a total of 201,692 shares of common stock issued at $1.77 USD. See below the breakdown of the issuances on October 9, 2024.

ZenaTech issued 100,000 common shares of the Company to Shaun Passley, PhD on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 28,248 common shares of the Company to Craig Passley on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 28,248 common shares of the Company to James Sherman on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Paul Piekos on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Thomas Burns on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Neville Brown on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Yvonne Rattray on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 101,406 common shares of the Company to GG Mars Capital, a related party, for $205,695 USD from the debt conversion note issued on October 9, 2024 (note 16). The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 101,406 common shares of the Company to Star Financial Corporation, a related party, for $205,695 USD from the debt conversion note issued on October 9, 2024 (note 16). The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 270,416 common shares of the Company to Jennings Family Investments for $548,519 USD from the debt conversion issued on October 9, 2024 (note 16). The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Marie Pindling, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024 (note 16). The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Olga Passley, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024 (note 16). The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Yvonne Rattray, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024 (note 16). The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 600,000 common shares of the Company to GG Mars Capital, a related party, for $1,453,373 USD debt conversion on October 11, 2024 (note 16). The Conversion price was $1.76 USD per share, a 20% discount from $2.2 price per share on October 11, 2024.

ZenaTech issued 500,000 common shares of the Company to Star Financial Corporation, a related party, for $1,211,144 USD debt conversion on October 11, 2024. The Conversion price was $1.76 USD per share, a 20% discount from $2.2 price per share on October 11, 2024 (note 16).

ZenaTech issued 500,000 common shares of the Company to GG Mars Capital, a related party, for $1,197,158 USD on October 24, 2024. This amount was drawn from the note issued on October 9, 2024 (note 16). The Conversion price was $1.7280 USD per share, a 20% discount from $2.16 price per share on October 24, 2024.

ZenaTech issued 500,000 common shares of the Company to Star Financial Corporation, a related party, for $1,197,158 USD on October 24, 2024. This amount was drawn from the note issued on October 9, 2024 (note 16). The Conversion price was $1.7280 USD per share, a 20% discount from $2.16 price per share on October 24, 2024.

ZenaTech issued 500,000 common shares of the Company to Jennings Family Investments for $1,197,158 USD on October 24, 2024. This amount was from the note issued on October 9, 2024 (note 16). The Conversion price was $1.7280 USD per share, a 20% discount from $2.16 price per share on October 9, 2024.

ZenaTech issued 166,667 common shares of the Company to Maxim Group, LLC on November 22, 2024 for advisory services in connection with its Nasdaq listing at a price of $1.45 USD per share.

ZenaTech issued 200,000 common shares of the Company at $1.45 USD to Shaun Passley, PhD for patents on November 20, 2024 (note 16).

ZenaTech issued 900,000 common shares of the Company at $1.45 USD to Epazz, Inc. for patents on November 22, 2024 (note 16).

ZenaTech issued 550,000 common shares of the Company to GG Mars Capital, a related party, for $1,094,291 on November 22, 2024. This amount was drawn from the note issued on October 9, 2024 (note 16). The Conversion price was $1.432 USD per share, a 20% discount from $1.79 price per share on November 22, 2024.

ZenaTech issued 950,000 common shares of the Company to Jennings Family Investments for $1,890,140 USD from the debt conversion issued on November 22, 2024 (note 16). The Conversion price was $1.432 USD per share, a 20% discount from $1.79 price per share on October 9, 2024.

ZenaTech issued 80,942 common shares of the Company to Nancy Cowden for $161,044 USD from the debt conversion issued on November 22, 2024. The Conversion price was $1.432 USD per share, a 20% discount from $1.79 price per share on October 9, 2024.

ZenaTech issued 150,000 common shares of the Company to Star Financial Corporation, a related party, for $298,443 USD on November 22, 2024 (note 16). This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.432 USD per share, a 20% discount from $1.79 price per share on October 24, 2024.

ZenaTech issued 200,000 common shares of the Company to GG Mars Capital, Inc. for warrants on January 27, 2025. The Conversion price was $1.77 USD or $2.54 per share. The conversion rate on that date was $1 USD to $1.4376 CAD on that date (note 16).

ZenaTech issued 200,000 common shares of the Company to Jennings Family Investments for warrants on January 27, 2025 (note 16). The Conversion price was $1.77 USD or $2.54 per share. The conversion rate on that date was $1 USD to $1.4376 CAD on that date.

ZenaTech issued 1,000,000 common shares of the Company to Shaun Passley, PhD, a related party, for the indoor drone technology on April 8, 2025 (note 16). This transaction is pending minority shareholder approval.

ZenaTech issued 2,000,000 common shares of the Company to Epazz, Inc., a related party, for the indoor drone technology on April 8, 2025 (note 16). This transaction is pending minority shareholder approval.

ZenaTech issued 430,000 common shares of the Company to GG Mars Capital, a related party, for $1,305,667 USD on April 11, 2025 (note 16).

ZenaTech issued 645,000 common shares of the Company to Star Financial Corporation, a related party, for $1,958,501 USD on April 11, 2025 (note 16).

ZenaTech issued 1,500,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $4,554,652 USD on April 11, 2025 (note 16).

ZenaTech issued 218,000 common shares of the Company to LoneStella, LLC, a related party, for $661,943 USD on April 11, 2025 (note 16).

ZenaTech issued 437,000 common shares of the Company to Nancy Cowden for $1,326,922 USD on April 11, 2025.

ZenaTech issued 1,200,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $4,121,100 USD on May 26, 2025 (note 16).

ZenaTech issued 600,000 common shares of the Company to Nancy Cowden for warrants on June 20, 2025. The Conversion price was $1.77 USD or $2.54 per share. The conversion rate on that date was $1 USD to $1.3735 CAD on that date.

ZenaTech issued 1,000,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $4,720,635 USD on June 27, 2025 (note 16).

ZenaTech issued 1,000,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $4,488,024 USD on July 7, 2025 (note 16).

ZenaTech issued 100,000 common shares of the Company to GG Mars Capital, a related party, for $301,004 USD on July 21, 2025 (note 16).

ZenaTech issued 350,000 common shares of the Company to LoneStella for warrants on July 24, 2025. The Conversion price was $1.77 USD or $2.41 per share. The conversion rate on that date was $1 USD to $1.3637 CAD on that date.

ZenaTech issued 1,000,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $6,047,225 USD on August 12, 2025 (note 16).

ZenaTech issued 1,000,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $6,515,016 USD on September 8, 2025 (note 16).

The Company’s outstanding share capital was 37,981,124 common shares of stock as of September 30, 2025, since 3,000,000 shares are pending shareholder approval.

The Company’s outstanding share capital was 25,101,124 common shares of stock as of December 31, 2024.

Preferred Shares

Authorized Preferred Shares

The Company is authorized to issue 100,000,000 Preferred Shares at a stated value of $3.

Holders of Preferred Shares are not entitled to vote. The Preferred Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which can require a security holder to contribute additional capital. Holders of the Preferred Shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of dissolution or winding up of the affairs of the Company, holders of the Preferred Shares are entitled to liquidation first in all assets of the Company remaining after payment of all amounts due to creditors.

Issued and Outstanding Preferred Shares

ZenaTech issued 550,000 preferred shares of the Company to Epazz, Inc., a related party, for purchase of ZooOffice, Inc. on October 1, 2024 (note 16).

ZenaTech issued 750,000 preferred shares of the Company to Ameritek Ventures, Inc., a related party, for purchase of Ecker Capital, Inc. on October 1, 2024 (note 16).

ZenaTech issued 500,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on November 20, 2024 (note 16).

ZenaTech issued 200,000 preferred shares of the Company to GG Mars Capital, a related party, on October 9, 2024, as loan origination fees (note 16).

ZenaTech issued 200,000 preferred shares of the Company to Jennins Family Investments, on October 9, 2024, as loan origination fees.

ZenaTech issued 200,000 preferred shares of the Company to Star Financial Corporations, on October 9, 2024, as loan origination fees (note 16).

ZenaTech issued 200,000 preferred shares of the Company to Lone Stella, LLC, on October 9, 2024, as loan origination fees.

ZenaTech issued 400,000 preferred shares of the Company to Nancy Cowden, on October 9, 2024, as loan origination fees.

ZenaTech issued 1,150,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on November 22, 2024 (note 16).

ZenaTech issued 3,000,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on December 31, 2024 (note 16).

ZenaTech issued 1,000,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on December 31, 2024 (note 16).

ZenaTech had 17,150,000 issued and outstanding Preferred Shares as of December 31, 2024.

ZenaTech issued 120,000 preferred shares of the Company to Shaun Passley, PhD, a related party, as compensation on January 16, 2025 (note 16).

ZenaTech had 17,270,000 issued and outstanding Preferred Shares as of September 30, 2025.

Super Voting Shares

Authorized Super Voting Shares

The Company is authorized to issue 23,000,000 Super Voting Shares with a stated value of $30 per share.

Holders of Super Voting Shares have one thousand votes per share upon all matters on which they have the right to vote. The Super Voting Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which can require a security holder to contribute additional capital. Holders of the Super Voting Shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of dissolution or winding up of the affairs of the Company, holders of the Super Voting Shares are entitled to liquidation second in all assets of the Company remaining after payment of all amounts due to creditors.

ZenaTech issued 3,000 super voting shares of the Company to Epazz, a related party, for purchase ZooOffice on October 1, 2024.

ZenaTech issued 5,000 super voting shares of the Company to Ameritek Ventures, a related party, for purchase Ecker Capital on October 1, 2024.

ZenaTech issued 10,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on December 31, 2024.

ZenaTech issued 42,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on December 31, 2024.

Issued and Outstanding Super Voting Shares

ZenaTech had 60,000 issued and outstanding Super Voting Shares as of September 30, 2025.

ZenaTech had 60,000 issued and outstanding Super Voting Shares as of December 31, 2024.

Warrants Outstanding

The Company had 1,605,551 warrants outstanding as of September 30, 2025. Below is a table summarizing the warrants. Of these warrants only the loan origination fees issued in October 2024 had value as of September 30, 2025 and are represented on the balance sheet.

Issue Date	Name	Reason for Issuance	Number
09-19-2020	Various	Subscription, OSE listing	22,056
02-15-2022	Propal Investments, LLC	Debt issuance 2022	41,666
07-23-2024	Star Financial Corporation	July 2024 purchase agreement	49,088
07-23-2024	GG Mars Capital, Inc.	July 2024 purchase agreement	55,396
07-23-2024	Jacob D Sherman	July 2024 purchase agreement	9,728
07-23-2024	Nancy Cowden	July 2024 purchase agreement	116,732
07-23-2024	LoneStella, LLC	July 2024 purchase agreement	60,885
10-09-2024	GG Mars Capital, Inc.	Oct 2024 debt origination fees	300,000
10-09-2024	Star Financial Corporation	Oct 2024 debt origination fees	500,000
10-09-2024	Jennings Family Investments	Oct 2024 debt origination fees	300,000
10-09-2024	LoneStella, LLC	Oct 2024 debt origination fees	150,000
	Total warrants		1,605,551

GG Mars Capital exercised 200,000 warrants and converted them to ZenaTech common stock shares at $1.77 USD on January 27, 2025 (note 16).

Jennings Family Investments exercised 200,000 warrants and converted them to ZenaTech common stock shares at $1.77 USD on January 27, 2025 (note 16).

Nancy Cowden exercised 600,000 warrants and converted them to ZenaTech common stock shares on June 20, 2025. The Conversion price was $1.77 USD or $2.54 per share. The conversion rate on that date was $1 USD to $1.3735 CAD on that date.

LoneStella exercised 350,000 warrants and converted them to ZenaTech common stock shares on July 24, 2025. The Conversion price was $1.77 USD or $2.41 per share. The conversion rate on that date was $1 USD to $1.3637 CAD on that date.

The table below summarizes the total of the 1,605,551 outstanding warrants and the strike price as of September 30, 2025. The Company applied a USD to Canadian conversion rate of $1.3921 as of September 30, 2025 when calculating the option price for the warrants.

		Option	Conversion	Option	Share Price	Intrinsic
Warrants	Currency	Price	Rate Can/US	Price USD	09/30/2025 USD	Value	Dilution
291,829	USD	10.28	n/a	10.28	4.80	non-dilutive	–
41,666	CAN	12.00	0.7100	8.52	4.80	non-dilutive	–
22,056	CAN	0.90	0.7100	0.64	4.80	4.16	19,120
1,250,000	USD	1.77	n/a	1.77	4.80	1.11	1,010,000
1,605,551							1,029,120

The Company had 2,955,551 warrants outstanding as of December 31, 2024. Below is a table summarizing the warrants. Of these warrants only the loan origination fees issued in October 2024 had value as of December 31, 2024 and are represented on the balance sheet.

Issue Date	Name	Reason for Issuance	Number
09-19-2020	Various	Subscription, OSE listing	22,056
02-15-2022	Propal Investments, LLC	Debt issuance 2022	41,666
07-23-2024	Star Financial Corporation	July 2024 purchase agreement	49,088
07-23-2024	GG Mars Capital, Inc.	July 2024 purchase agreement	55,396
07-23-2024	Jacob D Sherman	July 2024 purchase agreement	9,728
07-23-2024	Nancy Cowden	July 2024 purchase agreement	116,732
07-23-2024	Lone Stella	July 2024 purchase agreement	60,885
10-09-2024	GG Mars Capital, Inc.	Oct 2024 debt orig fees	500,000
10-09-2024	Star Financial Corporation	Oct 2024 debt orig fees	500,000
10-09-2024	Jennings Family Investments	Oct 2024 debt orig fees	500,000
10-09-2024	Lone Stella	Oct 2024 debt orig fees	500,000
10-09-2024	Nancy Cowden	Oct 2024 debt orig fees	600,000
	Total warrants		2,955,551

For a complete description of the warrants issuances, see below.

The Company issued 22,056 warrants on September 19, 2020 upon conversion of subscription receipts issued on September 19, 2019.  Each warrant is exercisable into one common share at a price of $0.90 per share for a period of three years from the date that the shares are listed on a recognized stock exchange.

ZenaTech had 41,666 warrants outstanding issued to Propal Investments, LLC from the debt agreement as of December 31, 2024.

The Company secured a $500,000 USD or $677,550, three-year loan from Propal Investments, LLC on December 15, 2022. Interest payments are paid on the 10th of each month and the principal is due December 14, 2025. This loan carries 20 units of debt and one unit contains $25,000 USD or $33,878 unit of debenture, which equals $500,000 USD or $677,550. Unpaid principal and accrued interest of this loan can convert into common shares at a 20% from market value. Each of the 20 units of debt carry 2,083 warrants for total of 41,667 warrants. Each warrant is exercisable to purchase one share of common stock of the Company at $12 Canadian, which is equal to $8.90 USD using a conversion rate of $1 USD to $1.4385 as of the balance sheet date. These warrants expire three years after the Company listing on a recognized state exchange. The loan also has a minimum conversion amount of $25,000 USD or $33,878 or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD or $33,878. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75 USD or $1.01. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer and Director (note 16). For the foreign currency conversions above we used the currency exchange rate of $1 USD to $1.3551 CAD as of December 31, 2022 and as listed by www.poundsterlinglive.com.

Below are described all transactions making up the 291,829 warrants for issued on July 24, 2024 from the paragraph above. These warrants do not have any value as of December 31, 2024 since they were issued when the company was private and the stock price was $0.30. Since the Company became public and as of December 31, 2024 the Company’s stock price did not reach the warrants offering price of $10.28 as such they are considered out of the money since they could not be exercised. At all times since issuance, the warrant offering price was more than the stock price.

ZenaTech had 116,732 warrants outstanding issued to Nancy Cowden from the stock purchase agreement as of December 31, 2024.

On July 24, 2024 the Company and Nancy Cowden entered into a purchase agreement, where ZenaTech will sell Nancy Cowden 121,596 shares of common stock at $10.28 USD per share for an aggregate price of $1,250,006.88 USD, par value of $0.30 Canadian per share, and one warrant for one share of common stock, or 121,576 warrants. Each warrant shall entitle Nancy Cowden to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech had 60,885 warrants outstanding issued to Lone Stella, LLC from stock purchase agreement as of December 31, 2024.

On July 24, 2024 the Company and Lone Stella, LLC entered into a purchase agreement, where ZenaTech will sell Lone Stella 60,885 shares of common stock at $10.28 USD per share for an aggregate price of $625,987.80 USD, par value of $0.30 Canadian per share, and 60,885 warrants or one warrant for one share of Common Stock. Each warrant shall entitle Lone Stella to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech had 55,396 warrants outstanding issued to GG Mars Capital from stock purchase agreement as of December 31, 2024.

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech had 49,088 warrants outstanding issued to Star Financial Corporation from stock purchase agreement as of December 31, 2024.

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $10.28 USD per share for an aggregate price of $137,785 USD, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 9,728 shares of common stock and 9,728 warrants for $137,785 USD to Jacob D Sherman on July 24, 2024 under this agreement.

ZenaTech had 500,000 warrants outstanding issued to GG Mars Capital from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with GG Mars Capital, Inc., a related party, for a convertible line of credit on October 9, 2024 (note 10). The Company issued GG Mars Capital a promissory note for $5,000,000 USD with a simple interest of eight percent (8%) and a one-hundred and twenty (120) month maturity date and no covenants. The principal amount of this loan shall be due and payable on October 8, 2034. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Loan origination fees were 200,000 preferred shares of ZenaTech stock at $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle GG Mars Capital to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. GG Mars Capital shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. GG Mars Capital shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding.

ZenaTech had 500,000 warrants outstanding issued to Star Financial Corporation from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with Star Financial Corporation, (“Star Financial Corporation”)  an Illinois corporation and a related party, for a convertible line of credit on October 9, 2024 (note 16). The Company issued Star Financial Corporation a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and one-hundred and twenty (120) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Loan origination fees were 200,000 preferred shares of ZenaTech stock at $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle Star Financial Corporation to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. Star Financial Corporation shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Star Financial Corporation shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding.

ZenaTech had 500,000 warrants outstanding issued to Jennings Family Investments, Inc. from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with Jennings Family Investments, Inc., (“Jennings Family Investments”), an Illinois corporation, for a revolving line of credit on October 9, 2024. The Company issued Jennings Family Investments a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Jennings Family Investments, Inc. has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Jennings Family Investments shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law.

ZenaTech had 500,000 warrants outstanding to Lone Stella, LLC from the issuance of the October 9, 2024 revolving line of credit note.

The Company entered into an agreement with Lone Stella, LLC, an Illinois limited liability corporation (“Lone Stella”), for a revolving line of credit on October 9, 2024. The Company issued Lone Stella a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Lone Stella has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lone Stella shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law.

ZenaTech had 600,000 warrants outstanding to Nancy Cowden from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with Nancy Cowden for a revolving line of credit on October 9, 2024. The Company issued Nancy Cowden a promissory note for $8,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 400,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 600,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Nancy Cowden has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Nancy Cowden shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law.

The valuation of these warrants was conducted by Stonebridge Advisory Inc. using the Black-Scholes Option Pricing Model, a widely accepted method for pricing financial derivatives. Key assumptions included a stock price at the grant date of $1.77 per share, an expected life of 1.8 years, a risk-free rate aligned with market benchmarks, and a zero-dividend yield assumption. The initial warrant value per unit was determined to be $0.24, with a dilution adjustment of 2.888%, resulting in a final adjusted warrant value of $0.23 per unit and a total warrant valuation of $751,000. The valuation also incorporated a foreign exchange adjustment, converting the warrant value to $0.32 per unit in CAD using an exchange rate of 1.3713. This valuation is subject to the assumptions and limitations detailed in the independent valuation report

Below are described all transactions making up the 291,829 warrants from the paragraph above. These warrants do not have any value as of December 31, 2024 since they were issued when the company was private and the stock price was $0.30. Since the Company became public and as of December 31, 2024 the Company’s stock price did not reach the warrants offering price of $10.28 as such they are considered out of the money since they could not be exercised. At all times since issuance, the warrant offering price was more than the stock price.

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $14.16/$10.28 USD per share for an aggregate price of $695,272, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 49,088 shares of common stock and 49,088 warrants to Star Financial Corporation for $695,272 USD on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $784,617, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 55,396 shares of common stock and 55,396 warrants for $784,617 USD to GG Mars Capital on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $14.16 / $10.28 USD per share for an aggregate price of $137,785, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 9,728 shares of common stock and 9,728 warrants for $137,785 USD to Jacob D Sherman on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Nancy Cowden entered into a purchase agreement, where ZenaTech will sell Nancy Cowden 116,732 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $1,653,367 USD, par value of $0.30 Canadian per share, and 116,732 warrants or one warrant for one share of common stock. Each warrant shall entitle Nancy Cowden to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 116,732 shares of common stock and 116,732 warrants for $1,653,367 USD to Nancy Cowden on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Lone Stella, LLC entered into a purchase agreement, where ZenaTech will sell Lone Stella 60,885 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $862,362 , par value of $0.30 Canadian per share, and 60,885 warrants or one warrant for one share of Common Stock. Each warrant shall entitle Lone Stella to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 60,885 shares of common stock and 60,885 warrants for $862,362 USD to Lone Stella on July 24, 2024 under this agreement.

The table below summarizes the total of the 2,955,551 outstanding warrants and the strike price as of December 31, 2024. The Company applied a USD to Canadian conversion rate of $1.4385 as of December 31, 2024, when calculating the option price for the warrants. These warrants are non-dilutive.

		Option	Conversion	Option	Share Price	Intrinsic
Warrants	Currency	Price	Rate Can/US	Price USD	12/31/2024	Value	Dilution
291,829	USD	10.28	n/a	10.28	7.69	non-dilutive	-
41,666	CAN	12.00	0.7100	8.52	7.69	non-dilutive	-
22,056	CAN	0.90	0.7100	0.64	7.69	7.05	20,223
2,000,000	USD	1.77	n/a	1.77	7.69	5.92	1,401,560
2,355,551							1,421,783

13.DIRECTORS AND OFFICERS STOCK COMPENSATION

The Company has a Compensation Package for Directors and Executives. Elements of compensation awarded to, earned by or paid to each of our directors and executive officers who served during the last two financial years. This compensation discussion considers the size and stage of development of the Company to date.

As of December 31, 2024 the named executive officers of the Company were Shaun Passley, PhD as Chief Executive Officer, and James Sherman as Chief Financial Officer (the “Named Executive Officers”). Mr. Passley and Mr. Sherman are expected to be the only Named Executive Officers for the current fiscal year as well.

In assessing the compensation of its Named Executive Officers, the Company’s objectives have been to retain and motivate a highly talented executive team, allowing the Company to develop, evolve and achieve business and financial objectives. We believe compensation should be structured to ensure that a significant portion of an executive's compensation opportunity is at risk and related to factors that influence shareholder value.

Below are the directors and officers stock compensation details as of September 30, 2025.

ZenaTech issued 120,000 preferred shares of the Company to Shaun Passley, PhD on January 16, 2025 for services as director of the Company at a price of $3 per share (notes 11 and 16).

Below are the directors and officers stock compensation details for the year ended December 31, 2024.

No other compensation was provided to key management personnel for the years ended December 31, 2023, and 2022. The Company and Shaun Passley, PhD agreed to forego his salary from inception until September 30, 2024.

The Company issued 3,333 common shares of the Company to each of Yvonne Rattray and Neville Brown for services as directors of the Company on February 7, 2024 at a price of $4.80 per share or $3.54 USD (note 16). The currency exchanged used in this conversion was $1 USD to $1.36 as of July 1, 2024 as listed on as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

ZenaTech paid directors a total of 201,692 shares of common stock issued at $1.77 USD. See below the breakdown of the issuances on October 9, 2024.

ZenaTech issued 100,000 common shares of the Company to Shaun Passley, PhD on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 28,248 common shares of the Company to Craig Passley on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 28,248 common shares of the Company to James Sherman on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Paul Piekos on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Thomas Burns on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Neville Brown on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Yvonne Rattray on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

14.FINANCIAL INSTRUMENTS

The Company’s financial instruments comprise financial assets such as cash, accounts receivable and note receivable from affiliate. Financial liabilities include accounts payable, loans payable, lines of credit, and lease liabilities. These instruments are primarily measured at amortized cost in the consolidated financial statements.

Management has assessed that the carrying amounts of these financial instruments approximate their fair values as at December 31, 2024.

Classification within the Fair Value Hierarchy

In accordance with IFRS 13 Fair Value Measurement, the Group classifies the fair value of its financial instruments based on a three-level hierarchy:

•Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•Level 2: Inputs other than quoted prices that are observable for the asset or liability.

•Level 3: Inputs that are not based on observable market data (unobservable inputs).

All of the Group’s financial instruments are classified within Level 3, as they are valued using internal models and unobservable inputs.

Valuation Techniques

No financial instruments are measured at fair value on a recurring basis. For instruments measured at amortized cost, fair values are estimated based on discounted cash flows using market interest rates applicable to instruments with similar terms and risks. Due to the nature of the instruments, carrying values are deemed to approximate fair value.

Transfers Between Levels

There were no transfers between levels of the fair value hierarchy during the year ended December 31, 2024

Risk Exposure and Management

The Company is exposed to various financial instrument risks and continuously assesses the impact and likelihood of this exposure. These risks include credit risk, liquidity risk, interest rate risk and currency risk.  Where material these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations resulting in financial loss to the Company. Management believes the risk of loss to be minimal.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due or can only do so at excessive cost. The Company had a working capital of $1,347,680 as of December 31, 2024. All the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. Therefore, the Company is not exposed to any significant liquidity risk.

Interest Rate Risk

Interest risk is the risk that the fair value or future cash flows will fluctuate because of changes in market risk. The Company’s accounts receivable currently bears no interest. The Company is not exposed to any interest rate risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company’s exposure to currency risk is limited to cash, accounts receivable, notes receivable, accounts payable and loans payable denominated in United States of America dollars. The Company does not enter into derivative financial instruments contracts to mitigate foreign exchange risk.

15.CAPITAL MANAGEMENT

The Company has operations generating positive cash flow but still depends on financing through debt and equity to fund its long-term investments, primarily drone investment and distribution activities. The speed at which the Company will grow its drone sales will depend on the amount of financing the Company will be able to secure. The capital structure of the Company consists of shareholders’ equity, which is comprised of share capital and deficit. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends and is not exposed to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management for the six months ending September 30, 2025 and the year ended December 31, 2024.

16.RELATED PARTY TRANSACTIONS

We organized the related party transactions by total as of September 30, 2025, in the table below according with IAS 24, paragraph 18. Readers should See the notes following the table for a detailed description of all related party transactions.

	Related Party	Nature of the relationship	Information of the transaction	Total as of September 30, 2025	Amount of transaction in CAD
1	Shaun Passley, PhD	CEO, Chairman of the BOD, Controlling voting stock with Epazz	Stock ownership, CS	6,136,459
2	Shaun Passley, PhD	CEO, Chairman of the BOD, Controlling voting stock with Epazz	Stock ownership, PS	3,620,000
3	Shaun Passley, PhD	CEO, Chairman of the BOD, Controlling voting stock with Epazz	Stock ownership, SVS	10,000
4	Epazz, Inc.	Controlling voting stock with Shaun Passley	Stock ownership, CS	8,367,301
5	Epazz, Inc.	Controlling voting stock with Shaun Passley	Stock ownership, PS	1,170,0000
6	Epazz, Inc.	Controlling voting stock with Shaun Passley	Stock ownership, SVS	45,000
7	Epazz, Inc.	Controlling voting stock with Shaun Passley	Note payable, $400,000 USD	–
8	Epazz, Inc.	Advance to affiliate for future services	Advanced funds		22,110,340
9	Ameritek Ventures, Inc.	Shaun Passley owns 100% of the company's of voting stock	Stock ownership, CS	1,583,333
10	Ameritek Ventures, Inc.	Shaun Passley owns 100% of the company's of voting stock	Stock ownership, PS	750,000
11	Ameritek Ventures, Inc.	Shaun Passley owns 100% of the company's of voting stock	Stock ownership, SVS	5,000
12	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Stock ownership, CS	1,784,864
13	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Warrants	355,396
14	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Stock ownership, PS	200,000

15	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Revolving line of credit		4,304,622
16	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Debentures - $150K		234,434
17	Vivienne Passley	GG Mars Capital, Inc. President. Shaun Passley's family member.	Stock ownership	167
18	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Stock ownership, CS	1,245,000
19	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Warrants	549,088
20	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Stock ownership, PS	200,000
21	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Revolving line of credit		2,936,018
22	Fay Passley	Star Financial Corporation President. Shaun Passley's family member.	Stock ownership, CS	167
23	Jennings Family Investments, Inc.	President is Mary J. Kluber, a family member of James Sherman, CFO	Revolving line of credit		14,306,265
24	Jennings Family Investments, Inc.	President is Mary J. Kluber, a family member of James Sherman, CFO	Warrants	300,000
25	Lone Stella, LLC	President is Jacob D. Sherman, a family member of James Sherman, CFO	Revolving line of credit		2,100
26	Lone Stella, LLC	President is Jacob D. Sherman, a family member of James Sherman, CFO	Warrants	210,885
27	James A. Sherman	CFO, board member	Stock ownership, CS	389,915
28	Craig Passley	Board member, Shaun Passley's family member	Stock ownership, CS	121,581
29	Paul J. Piekos	Board member	Stock ownership, CS	48,632
30	Thomas W. Burns	Board member	Stock ownership, CS	48,632
31	Neville Brown	Board member	Stock ownership, CS	14,632
32	Yvonne V. Rattray	Board member	Stock ownership, CS	21,392
33	Marie Pindling	Shaun Passley family member	Stock ownership, CS	6,927
34	Olga Passley	Shaun Passley family member	Stock ownership, CS	6,927
35	Propal Investments, LLC	Guarantor of the Propal Investments, LLC loan is James Sherman, CFO	Warrants	41,666

There are no commitments, doubtful accounts, and provision related to any of the outstanding balances due from related parties listed above.

Intangible Assets

Robotic Arm Technology

ZenaTech acquired the permanent licensing of Robotic Arm technology in January 2022. We plan to use this license for drone development. This was an asset purchase paid in stock to Ameritek Ventures, Inc., a related party, for 3,500,000 at $0.24, or $840,000, of ZenaTech common shares and 7% of any and all sales (notes 3 and 11).

Indoor Drone Patent

The Company purchased the technology assets related to the IQ Drone Series Technology on April 8, 2025 and issued 3,000,000 common shares of ZenaTech as 2,000,000 shares to Epazz, Inc., a related party, and 1,000,000 shares to Shaun Passley, PhD, a related party (note 3).

Drone Patents

ZenaTech acquired the permanent licensing of drone design patent number USD932369S1 (“Design Patent”) in January 2022. We plan to use this licensing for drone development. This was an asset purchase paid in stock to Epazz, Inc. for $1,440,000 (note 3).

ZenaTech acquired asset design patent USD1005883S1 from Epazz and Dr. Shaun Passley, related parties (note 3). The design drone patent allows for the ZenaDrone 1000 to be able to generate lift from its body design and increase payload capacity.

In consideration of the purchase of the Design Patent, ZenaTech issued the following shares:

•1,465,000 Preferred Shares with a stated value of CAD$2.49 per Preferred Share which will be allocated as to 1,172,000 to Epazz and 293,000 to Shaun Passley, PhD,

•5,200 Super Voting Shares with a stated value of CAD$2.13 which will be allocated as to 4,160 to Epazz and 1,040 to Dr. Shaun Passley, and,

•110,000 Common Stock Shares with a stated value of USD$1.79 which will be allocated as to 88,000 to Epazz and 22,000 to Dr. Shaun Passley.

The cost of the patent has been accounted for at the cost to the previous owner since this was a common control transaction.

ZenaTech has entered into an Asset Patent Purchase Agreement with Epazz dated October 13, 2024 for the purchase from Epazz by ZenaTech of Utility Patent US11597515B2 which allows for ZenaDrone 1000 to be recharged remotely without human assistance (the "Drone Assembly Patent"). Effective November 20, 2024, the parties entered into an amendment to the Asset Patent Purchase Agreement with Epazz dated October 13, 2024 for the purchase from Epazz by ZenaTech of Charging Pad Patent US11970293B2 related to a drone with extendable and rotatable wings and multiple accessory securing panel (the "Charging Pad Patent").

In consideration of the purchase of the Drone Assembly Patent, ZenaTech issued the following shares:

•8,790,000 Preferred Shares with a stated value of CAD$2.49 per Preferred Share which will be allocated as to 7,032,000 to Epazz and 1,758,000 to Shaun Passley, PhD,

•31,200 Super Voting Shares with a stated value of CAD$2.13 which will be allocated as to 24,960 to Epazz and 6,240 to Dr. Shaun Passley, and,

•660,000 Common Stock Shares with a stated value of USD$1.79 which will be allocated as to 528,000 to Epazz and 132,000 to Dr. Shaun Passley.

The cost of the patent has been accounted for by the previous owner since this was a common control transaction.

In consideration of the purchase of the Charging Pad Patent, ZenaTech issued the following shares:

•4,395,000 Preferred Shares with a stated value of CAD$2.49 per Preferred Share which will be allocated as to 3,516,000 to Epazz and 879,000 to Shaun Passley, PhD,

•15,600 Super Voting Shares with a stated value of CAD$2.13 which will be allocated as to 12,480 to Epazz and 3,120 to Dr. Shaun Passley, and,

•330,000 Common Stock Shares with a stated value of USD$1.79 which will be allocated as to 264,000 to Epazz and 66,000 to Dr. Shaun Passley.

The cost of the patent has been accounted for by the previous owner since this was a common control transaction.

Stock Ownership Following Company Spin-Off

On November 18, 2018, the Company was restructured as a stock dividend to Epazz shareholders. Shaun Passley, PhD and Epazz, Inc. commonly own 57.6% of the Company’s common stock after the spin-off and subsequent common shares distributions.

Directors and Officers Stock Compensation

Key management personnel are those people that have the authority and responsibility for planning, directing, and controlling the activities of the Company directly and indirectly. Key management personnel include the Company’s directors and members of the senior management group. The Company offers its directors and officers only stock compensation for their services. Neither officers nor board of directors are paid salaries. The stock awards are recognized as an expense at the time of granting and for each period are described below.

Below are the directors and officers stock compensation details as of September 30, 2025.

ZenaTech issued 120,000 preferred shares of the Company to Shaun Passley, PhD on January 16, 2025 for services as director of the Company at a price of $3 per share (notes 12 and 13).

Below are the directors and officers stock compensation details for the year ended December 31, 2024.

The Company issued 6,667 common shares of the Company, representing 3,333 to each of Yvonne Rattray and Neville Brown for services as directors of the Company on February 7, 2024 at a price of $4.80 or $3.54 USD per share. The currency exchange used in this conversion was $1 USD to $1.36 as of July 1, 2024 as listed as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company and Shaun Passley, PhD agreed to forego his salary from inception until September 30, 2024.

ZenaTech paid directors a total of 201,692 shares of common stock issued at $1.77 USD. See below the breakdown of the issuances on October 9, 2024.

ZenaTech issued 100,000 common shares of the Company to Shaun Passley, PhD on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 28,248 common shares of the Company to Craig Passley on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 28,248 common shares of the Company to James Sherman on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Paul Piekos on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Thomas Burns on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Neville Brown on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Yvonne Rattray on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 120,000 preferred shares at par value of $3 of the Company to Shaun Passley, PhD on January 16, 2025 for services as director of the Company.

Other Common Stock Issuances

Below are the common stock issuances for the nine months ended September 30, 2025.

ZenaTech issued 200,000 common shares of the Company to GG Mars Capital, Inc. for warrants on January 27, 2025. The Conversion price was $1.77 USD or $2.54 per share. The conversion rate on that date was $1 USD to $1.4376 CAD on that date (note 12).

ZenaTech issued 200,000 common shares of the Company to Jennings Family Investments for warrants on January 27, 2025 (note 12). The Conversion price was $1.77 USD or $2.54 per share. The conversion rate on that date was $1 USD to $1.4376 CAD on that date.

ZenaTech issued 1,000,000 common shares of the Company to Shaun Passley, PhD, a related party, for the indoor drone technology on April 8, 2025 (note 12). This issuance is pending shareholder approval.

ZenaTech issued 2,000,000 common shares of the Company to Epazz, Inc., a related party, for the indoor drone technology on April 8, 2025 (note 12). This issuance is pending shareholder approval.

ZenaTech issued 430,000 common shares of the Company to GG Mars Capital, a related party, for $1,176,667 USD on April 11, 2025 (note 12).

ZenaTech issued 645,000 common shares of the Company to Star Financial Corporation, a related party, for $1,765,001 USD on April 11, 2025 (note 12).

ZenaTech issued 1,500,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $4,104,653 USD on April 11, 2025 (note 12).

ZenaTech issued 218,000 common shares of the Company to LoneStella, LLC, a related party, for $596,542 USD on April 11, 2025 (note 12).

ZenaTech issued 1,200,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $3,761,000 USD on May 26, 2025 (note 12).

ZenaTech issued 600,000 common shares of the Company to Nancy Cowden for warrants on June 20, 2025 (note 12). The Conversion price was $1.77 USD or $2.54 per share. The conversion rate on that date was $1 USD to $1.3735 CAD on that date.

ZenaTech issued 1,000,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $4,420,635 USD on June 27, 2025 (note 12).

ZenaTech issued 1,000,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $4,188,024 USD on July 7, 2025 (note 12).

ZenaTech issued 100,000 common shares of the Company to GG Mars Capital, a related party, for $271,004 USD on July 21, 2025 (note 12).

ZenaTech issued 1,000,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $6,047,225 USD on August 12, 2025 (note 16).

ZenaTech issued 1,000,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $6,515,016 USD on September 8, 2025 (note 16).

Below are the common stock issuance for the year ended December 31, 2024.

ZenaTech issued 500,000 common shares of the Company to Epazz, Inc., a related party, for purchase of ZooOffice, Inc. on October 1, 2024.

ZenaTech issued 1,000,000 common shares of the Company to Ameritek Ventures, Inc., a related party, for purchase of Ecker Capital, Inc. on October 1, 2024.

ZenaTech issued 101,406 common shares of the Company to GG Mars Capital, a related party, for $205,695 USD from the debt conversion note issued on October 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 101,406 common shares of the Company to Star Financial Corporation, a related party, for $205,695 USD from the debt conversion note issued on October 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Marie Pindling, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Olga Passley, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Yvonne Rattray, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 600,000 common shares of the Company to GG Mars Capital, a related party, for $1,453,373 USD debt conversion on October 11, 2024. The Conversion price was $1.76 USD per share, a 20% discount from $2.2 price per share on October 11, 2024.

ZenaTech issued 500,000 common shares of the Company to Star Financial Corporation, a related party, for $1,211,144 USD debt conversion on October 11, 2024. The Conversion price was $1.76 USD per share, a 20% discount from $2.2 price per share on October 11, 2024.

ZenaTech issued 500,000 common shares of the Company to GG Mars Capital, a related party, for $1,197,158 USD on October 24, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.7280 USD per share, a 20% discount from $2.16 price per share on October 24, 2024.

ZenaTech issued 500,000 common shares of the Company to Star Financial Corporation, a related party, for $1,197,158 USD on October 24, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.7280 USD per share, a 20% discount from $2.16 price per share on October 24, 2024.

ZenaTech issued 200,000 common shares of the Company at $1.45 USD to Shaun Passley, PhD for patents on November 20, 2024.

ZenaTech issued 900,000 common shares of the Company at $1.45 USD to Epazz, Inc. for patents on November 22, 2024.

ZenaTech issued 550,000 common shares of the Company to GG Mars Capital, Inc. for $1,094,291 on November 22, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.432 USD per share, a 20% discount from $1.79 price per share on November 22, 2024.

ZenaTech issued 150,000 common shares of the Company to Star Financial Corporation, a related party, for $298,443 USD on November 22, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.432 USD per share, a 20% discount from $1.79 price per share on October 24, 2024.

Preferred Stock Issuances

Below are the preferred shares issuances for the nine months ending September 30, 2025.

ZenaTech issued 120,000 preferred shares at par value of $3 of the Company to Shaun Passley, PhD on January 16, 2025 for services as director of the Company.

Below are the preferred shares issuances for the year ended December 31, 2024.

ZenaTech issued 550,000 preferred shares of the Company to Epazz, Inc., a related party, for purchase of ZooOffice, Inc. on October 1, 2024.

ZenaTech issued 750,000 preferred shares of the Company to Ameritek Ventures, Inc., a related party, for purchase of Ecker Capital, Inc. on October 1, 2024.

ZenaTech issued 500,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on November 20, 2024.

ZenaTech issued 1,150,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on November 20, 2024.

ZenaTech issued 3,000,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on December 31, 2024.

ZenaTech issued 1,000,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on December 31, 2024.

Super Voting Stock Issuances

ZenaTech issued 3,000 super voting shares of the Company to Epazz, a related party, for purchase ZooOffice on October 1, 2024.

ZenaTech issued 5,000 super voting shares of the Company to Ameritek Ventures, a related party, for purchase Ecker Capital on October 1, 2024.

ZenaTech issued 10,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on December 31, 2024.

ZenaTech issued 42,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on December 31, 2024.

Warrants

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock. Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 49,088 shares of common stock and 49,088 warrants to Star Financial Corporation for $695,272 USD on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 55,396 shares of common stock and 55,396 warrants for $784,617 USD to GG Mars Capital on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $137,785 USD, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 9,728 shares of common stock and 9,728 warrants for $137,785 USD to Jacob D Sherman on July 24, 2024 under this agreement.

Capital Advances

During the year, the Company paid AED 217,310 (approximately CAD 97,818) toward the purchase of a property from Arada Developments LLC. The property is currently under the name of Dr. Shaun Passley, CEO and majority shareholder, who has undertaken to transfer legal title to the Company. The transaction is considered a related party transaction and has been appropriately disclosed as a capital advance pending transfer of legal title and completion of construction.

Management Services Agreement

The Company entered into a management services agreement with Epazz on November 18, 2018, in connection with the spin-off, pursuant to which Epazz agreed to provide certain management services to ZenaTech, including for labor, office space, hosting, travel, banking, and business development, and the Company agreed to pay Epazz a 45 percent (45%) markup on all expenses incurred in providing the services to ZenaTech. The parties amended the agreement to change the markup from 45% to 20% starting January 31, 2019. Under the agreement the Company agreed to indemnify Epazz for losses incurred by it in connection with the provision of the services to the Company, except to the extent those losses result from the willful misconduct of Epazz. The agreement has a 20-year term. However, the agreement may be terminated at any time with the mutual consent of the parties. All funds due from Epazz, Inc. represent advances for programming, support, and management fees on the statement of net income or loss. The Company will realize this asset through services rendered by Epazz during 2024 and 2025.

Under this agreement the Company pays Epazz for management, programming, support and various office operating costs.

Advance to Affiliate for Future Services

As operation process ZenaTech advances funds to Epazz, Inc. These funds relate to the Management Services Agreement with Epazz detailed in the section above and are restricted for the use and benefit of ZenaTech. Funds advanced to Epazz are designed to be consumed through services provided by Epazz for the benefit of ZenaTech. The Company has the right to enforce repayment of these funds from Epazz.

The management services agreement is similar to software as a service, in which Epazz not only provides the labor but also the equipment and facilities. Under this agreement, the Company is required to prepay for services and the terms of the prepayments made by the Company to Epazz is based on an estimate to the services that will be required from Epazz by the Company based on historical use and the Company's proposed plans. The Company estimates the amount of work that will be required from Epazz for a period and prepays Epazz for the services. The prepayments are recorded in the financial statements of the Company as an asset in accordance with IFRS as further described below. The purpose of these transactions is to ensure there is a sufficient amount of services reserved from Epazz to ensure the Company's needs are met during a period to minimize the risk of disruption to the Company's business.

The Company estimates the value of services required from Epazz based on the expected requirements for a future period and delivers the estimated funds to Epazz, which deposits the funds in an account strictly for the benefit of the Company. While there are no internal policies in this regard, management has the knowledge and expertise regarding the proposed activities that will be undertaken and can estimate the related costs. The audit committee of the board is kept aware of the estimates and discusses them with the board. Given the long-standing and beneficial relationship between the Company and Epazz, management does not believe a lower cost can be obtained from a third party for the services provided and believes using a third party creates greater risk of delivery of appropriate services.

The Company is using the management service agreement as opposed to establishing our own facility in offshore locations because it is very time-consuming, the cost would be much greater, it is difficult to establish entities in foreign countries and establish banking relations difficult, and hiring foreign personnel which speak different languages would cause communication issues. Furthermore, the foreign market would see ZenaDrone as a start-up company versus Epazz which has been well established in the offshore market for over a decade.

The Company increased the number of contractors during the second part of the year ended December 31, 2024. The Company made these changes since the drone products are transitioning from research and development projects to manufacturing. The additional 20 contractors are manufacturing technicians.

Through management service agreement there is a new manufacturing facility in Lahore, Pakistan. Epazz leased the facility, did leasehold improvements and purchased all of the equipment, tools, vehicles, supplies and materials needed to begin to manufacture the drones. These are upfront investments, which the Company prepaid as services which will be expensed monthly as the contractor uses the equipment and facilities to produce the drones.

The total advances to Epazz for future services were $22,110,340 as of September 30, 2025. Of this amount $4,246,131 was included in current assets and $17,864,209 was included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company. The long-term amount will be paid back in services or cash.

The table below summarizes the changes in the advance and note to affiliates for the year ended September 30, 2025.

	Activity	Short-term	Long-term	Notes
	Type	Advance	Advance	Receivable
				from Affiliates
Balances as of December 31, 2024		$1,918,918	$13,639,055	$341,850
Additions to the advance to affiliates during the period
Advances to Epazz, Inc. during the period	(A)	4,225,808	4,225,154	–
Total additions during the period		4,225,808	4,225,154	–
Less, services provided by Epazz, Inc. during the period
Programming and support fees	(A)	1,121,198	–	–
Wages and benefits	(A)	777,397	–	–
Product development costs	(B)	–	–	–
Total services provided during the period		1,898,595	–	–
Balances as of September 30, 2025		$4,246,131	$17,864,209	$341,850

Activity type:

(A)Operating expense

(B)Long-term asset for drone development.

Below are the details of the Advance to affiliate as of December 31, 2024.

The total advances to Epazz for future services were $7,465,005 as of December 31, 2023. Of this amount $2,500,000 is included in current assets and $4,480,126 is included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company. The Company deducts every quarter the expenses from the $2,500,000 current assets then the Company debits long-term assets at the end of the quarter and credits current assets. The amount is based on what the Company needs, but the Company expected that $2,500,000 will be for a twelve-month (12) period based on the current projected needs of the Company. The Company is planning for a ramp-up period as manufacturing of the drones starts. Therefore, the Current asset amount will most likely increase.

The table below summarizes the changes in the advance and note to affiliates for the year ended December 31, 2024.

	Activity	Short-term	Long-term	Notes
	Type	Advance	Advance	Receivable
				from Affiliates
Balances as of December 31, 2023		$2,500,000	$4,623,155	$341,850
Additions to the advance to affiliates during the year
Advances to Epazz, Inc. during the year	(A)	1,000,000	9,015,900	–
Total additions during the year		1,000,000	9,015,900	–
Less, services provided by Epazz, Inc. during the year
Programming and support fees	(A)	222,010	–	–
Wages and benefits	(A)	325,607	–	–
Product development costs	(B)	1,033,465	–	–
Total services provided during the year		1,581,082	–	–
Balances as of December 31, 2024		$1,918,918	$13,639,055	$341,850

Activity type:

(A)Operating expense

(B)Long-term asset for drone development.

Sale of ZenaPay, Inc. Wallet Software

ZenaTech, Inc. sold for $250,000 USD all ZenaPay, Inc. the wallet software assets to Epazz Limited, Ireland, a related party, on October 2, 2023. The sale was in the form of a convertible promissory note with interest rate of 8% and 10-year terms. The sale note is convertible into Common Stock at 20% discount based on average closing price of trading day. ZenaPay, Inc., a Wyoming, USA corporation is a subsidiary of ZenaTech, Inc., a British Columbia corporation that provides software and cloud-based enterprise software solutions for e-commerce industry. Epazz Limited, Ireland is a subsidiary of Epazz, Inc., a company controlled by Shaun Passley, PhD (note 4).

Debt Financing

From time-to-time the Company has received and repaid loans from Epazz, Inc, Shaun Passley and his immediate family members, to fund operations. These related party debts are fully disclosed in note 14 below. ZenaTech has back-up lines of credit from related parties and others with an available spending limit of $32,800,000 to cover the repayment of the current portion of long-term debt, should it need it.

Epazz, Inc. Convertible Line of Credit

On June 1, 2018 the Company and Epazz, Inc., a related party, entered into a convertible line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. The agreement expires on December 31, 2025, and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default, the agreement can be renewed for ten additional twelve-months periods.

The total amount available to borrow was $400,000 USD or $556,840 as of September 30, 2025. The currency exchange rate used in calculations was $1 USD to $1.4388 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The total amount available to borrow was $400,000 USD or $575,400 as of December 31, 2024. The currency exchange rate used in calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

GG Mars Capital, Inc. August 2019 Convertible Line of Credit

The Company entered into an agreement with GG Mars Capital, Inc., an Illinois corporation, (“GG Mars Capital”), a related party, for a convertible line of credit on August 1, 2019 (note 10). The Company issued GG Mars Capital a promissory note for $100,000 USD with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. The Company borrowed $295,000 USD from GG Mars

Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. On March 1, 2021 both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. GG Mars Capital converted $800,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022. On November 30, 2023 both parties amended the note, which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The GG Mars Capital, Inc. 2019 six percent interest loan agreement was terminated and the $2,290,664 USD outstanding balance due was rolled over into the new 8% interest agreement on October 9, 2024. See GG Mars Capital, Inc October 2024 revolving line of credit below.

GG Mars Capital July 2024 Purchase Agreement

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock. Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued GG Mars Capital 55,396 shares of common stock and 55,396 warrants for $784,617 USD on July 24, 2024 under this agreement.

GG Mars Capital, Inc. October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with GG Mars Capital, Inc., a related party, for a convertible line of credit on October 9, 2024 (note 10). The Company issued GG Mars Capital a promissory note for $5,000,000 USD with a simple interest of eight percent (8%) and a one-hundred and twenty (120) month maturity date and no covenants. The principal amount of this loan shall be due and payable on October 8, 2034. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Loan origination fees were 200,000 preferred shares of ZenaTech stock at a stated value of $3.00 per share and an actual value of $2.49 USD or $3.41, and 500,000 warrants of common stock. Each warrant shall entitle GG Mars Capital to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. GG Mars Capital shall have an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. GG Mars Capital shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. GG Mars Capital, Inc. has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available to borrow was $10,000,000 USD or $13,921,000 and the amount drawn on the note was $4,304,622 USD or $5,992,464 as of September 30, 2025. The Company had an accrued interest expense of $88,490. GG Mars Capital converted $240,803 of this loan and had an unrealized currency loss of $132,755 during this period. The currency exchange rate was $1 USD to $1.3921 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $690,162 USD or $992,798 as of December 31, 2024. The Company had an accrued interest expense of $22,691 USD or $31,080 and GG Mars Capital had an unrealized currency loss of $158,579 during this period. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Star Financial Corporation August 2019 Convertible Line of Credit

The Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a convertible line of credit on August 1, 2019. The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Both parties agreed to increase the amount to $500,000 USD on July 1, 2020. The Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for

$149,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. The principal amount of this loan shall be due and payable on July 31, 2022. Both parties amended the note on March 1, 2021, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. Star Financial Corporation converted $720,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022. Both parties amended the note on November 30, 2023 which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The Star Financial Corporation 2019 six percent loan agreement was terminated and the $1,761,349 USD outstanding balance due was rolled over into the new agreement on October 9, 2024. See Star Financial Corporation October 2024 convertible line of credit below.

Star Financial Corporation July 2024 Purchase Agreement

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 10). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 49,088 shares of common stock and 49,088 warrants for $695,272 USD on July 24, 2024 under this agreement.

Star Financial Corporation October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Star Financial Corporation, (“Star Financial Corporation”)  an Illinois corporation and a related party, for a convertible line of credit on October 9, 2024 (note 10). The Company issued Star Financial Corporation a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and one-hundred and twenty (120) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Loan origination fees were 200,000 preferred shares of ZenaTech stock at a stated value of $3.00 per share and an actual value of $2.49 USD or $3.41, and 500,000 warrants of common stock. Each warrant shall entitle Star Financial Corporation to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. Star Financial Corporation shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Star Financial Corporation shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Star Financial Corporation has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days.

The total amount available to borrow was $10,000,000 USD or $13,921,000 and the amount drawn on the note was $3,208,997 USD or $4,467,245 as of September 30, 2025. The Company had an accrued interest expense of $72,378. Star Financial Capital had an unrealized currency loss of $82,299 during this period. The currency exchange rate was $1 USD to $1.3921 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $5,000,000 USD or $7,192,500, and the amount drawn on the note was $969,648 USD or $1,394,839 as of December 31, 2024. The Company had an accrued interest expense of $17,098 USD or $23,420 and Star Financial Corporation had an unrealized currency loss of $119,892 during this period. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Jennings Family Investments, Inc. October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Jennings Family Investments, Inc., (“Jennings Family Investments”), a related party, an Illinois corporation, for a revolving line of credit on October 9, 2024 (note 16). Jennings Family Investments is controlled by Mary B. Kluber, James Sherman’s sister. James Sherman is the Company’s Chief Financial Officer. The Company issued Jennings Family Investments a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 preferred shares of ZenaTech stock at a fair value of $2.49 USD or $3.41 per share having stated value of $3.00 per share, and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Jennings Family Investments, Inc. has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc.’s common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Jennings Family Investments shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law. Jennings Family Investments has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available was $10,000,000 USD or $13,921,000 and the amount drawn on the note was $10,276,751 USD or $14,306,265. The Company had accrued interest expense of $194,274 as of September 30, 2025. Jennigs Family Investments had an unrealized currency gain of $33,615. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $2,725,817 USD or $3,921,087. The Company had accrued interest expense of $29,031 USD or $39,765 as of December 31, 2024. Jennigs Family Investments had an unrealized currency loss of $137,384. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

LoneStella, LLC October 2024 Revolving Line of Credit

The Company entered into an agreement with LoneStella, LLC, an Illinois limited liability corporation (“LoneStella”), and related party (note 16), for a revolving line of credit on October 9, 2024. LoneStella, LLC is controlled by Jacob Sherman, James Sherman’s son. James Sherman is the Company’s Chief Financial Officer. The Company issued LoneStella a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 preferred shares of ZenaTech stock at a fair value of $2.49 USD or $3.41 per share having stated value of $3.00 per share , and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Lone Stella has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lone Stella shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law. Lone Stella, LLC has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available was $10,000,000 USD or $13,921,000 and the amount drawn on the note was $1,574 USD or $2,191. The Company had accrued interest expense of $44 as of September 30, 2025. LoneStella had an unrealized currency gain of $48. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $375,082 USD or $539,556. The Company had accrued interest expense of $82 USD or $112 as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of December 31, 2024.

Propal Investments LLC Loan

The Company secured a $500,000 USD or $677,550, three-year loan from Propal Investments, LLC on December 15, 2022. Interest payments are paid on the 10th of each month and the principal is due December 14, 2025. This loan carries 20 units of debt and one unit contains $25,000 USD or $33,878 unit of debenture, which equals $500,000 USD or $677,550. Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly, with no prepayment penalty. Unpaid principal and accrued interest of this loan can convert into common shares at a 20% from market value. Each of the 20 units of debt carry 2,083 warrants for total of 41,667 warrants. Each warrant is exercisable to purchase one share of common stock of the Company at $12 Canadian, which is equal to $8.77 USD using a conversion rate of $1 USD to $1.368 as of the balance sheet date. The warrants expire three years after the Company listing on a recognized state exchange. The loan also has a minimum conversion amount of $25,000 USD or $33,878 or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD or $33,878. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75 USD or $1.02. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial

Officer and Director (note 10). For the foreign currency conversions above we used the currency exchange rate of $1 USD to $1.3551 CAD as of December 31, 2022 and as listed by www.poundsterlinglive.com.

ZenaTech paid $400,000 USD or $544,440 towards the principal during the first two quarters of 2025 and incurred $23,220 gain on foreign exchange. The Company’s outstanding balance on this loan was $0 USD or $0 as of September 30, 2025. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on September 30, 2025. See the ‘Convertible Debt’ table above for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $400,000 USD or $575,400. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

GG Mars Capital, Inc.  Debentures

The Company secured a $150,000 USD or $170,308 three-year loan from GG Mars Capital, Inc. on January 9, 2024. GG Mars Capital, Inc. is a related party, see note 10. The principal is due January 8, 2027. This loan carries 30 units, and one unit contains $5,000 USD or $6,770 unit of debenture. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of September 30, 2024.

The Company’s outstanding balance on this loan was $176,652 USD or $245,917 and accrued interest of $6,125 related to this loan as of September 30, 2025. GG Mars had an unrealized currency exchange loss of $5,329. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $163,972 USD or $235,874 and accrued interest of $12,308 USD or $19,207 related to this loan as of December 31, 2024. GG Mars had an unrealized currency exchange gain of $774. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Marie Pindling Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Marie Pindling on January 9, 2024. Marie Pindling is a related party, see note 10. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of September 30, 2024.

Marie Pindling and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Olga Passley Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Olga Passley on January 9, 2024. Olga Passley is a related party, see note 10. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of September 30, 2024.

Olga Passley and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Yvonne Rattray Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Yvonne Rattray on January 11, 2024. Yvonne Rattray is a related party, see note 10. The principal is due January 10, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of September 30, 2024.

Yvonne Rattray and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Derivatives

ZenaTech entered into an agreement with GG Mars Capital, Inc., Star Financial Corporation, Jennings Family Investments, Inc. LoneStella, Inc., all related parties for some convertible lines of credit on October 9, 2024 (notes 10 and 16). These loans had loan origination fees of 500,000 warrants for the first 4 lender to 600,000 warrants for Nancy Cowden. Each warrant shall entitle the lenders to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower. The warrants expire 10 years from the date of this executed agreement. All lenders shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lenders have an option to convert all or part of the balance into ZenaTech common stock at twenty percent (20%) discount of the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The Company adjusts each month the derivatives for the conversions and the interest expense. The table below used a 1 USD to Canadian dollar conversion rate $1.3921 as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on that date.

	USD	CAD
As of	September 30,	September 30,
	2025	2025
GG Mars Capital, Inc. note – derivative	$4,304,622	$5,992,464
Star Financial Corporation note – derivative	3,208,997	4,467,245
Jennings Family Investments, Inc. note – derivative	10,276,751	14,306,265
LoneStella, LLC note – derivative	1,574	2,191
GG Mars Capital – debenture note – derivative	176,652	245,917
Nancy Cowden note – derivative (not related party)	2,266	3,154
Othership (not related party)	160,000	–
Total Derivates	$18,130,862	$25,017,237

Warrants Outstanding

The Company had 1,605,551 warrants outstanding as of September 30, 2025. Below is a table summarizing the warrants. Of these warrants only the loan origination fees issued in October 2024 had value as of September 30, 2025 and are represented on the balance sheet.

Issue Date	Name	Reason for Issuance	Number
09-19-2020	Various	Subscription, OSE listing	22,056
02-15-2022	Propal Investments, LLC	Debt issuance 2022	41,666
07-23-2024	Star Financial Corporation	July 2024 purchase agreement	49,088
07-23-2024	GG Mars Capital, Inc.	July 2024 purchase agreement	55,396
07-23-2024	Jacob D Sherman	July 2024 purchase agreement	9,728
07-23-2024	Nancy Cowden	July 2024 purchase agreement	116,732
07-23-2024	LoneStella, LLC	July 2024 purchase agreement	60,885
10-09-2024	GG Mars Capital, Inc.	Oct 2024 debt origination fees	300,000
10-09-2024	Star Financial Corporation	Oct 2024 debt origination fees	500,000
10-09-2024	Jennings Family Investments	Oct 2024 debt origination fees	300,000
10-09-2024	LoneStella, LLC	Oct 2024 debt origination fees	150,000
	Total warrants		1,605,551

GG Mars Capital exercised 200,000 warrants and converted them to ZenaTech common stock shares at $1.77 USD on January 27, 2025 (note 16).

Jennings Family Investments exercised 200,000 warrants and converted them to ZenaTech common stock shares at $1.77 USD on January 27, 2025 (note 16).

Nancy Cowden exercised 600,000 warrants and converted them to ZenaTech common stock shares on June 20, 2025. The Conversion price was $1.77 USD or $2.54 per share. The conversion rate on that date was $1 USD to $1.3735 CAD on that date.

The table below summarizes the total of the 1,605,551 outstanding warrants and the strike price as of September 30, 2025. The Company applied a USD to Canadian conversion rate of $1.3921 as of September 30, 2025 when calculating the option price for the warrants.

		Option	Conversion	Option	Share Price	Intrinsic
Warrants	Currency	Price	Rate Can/US	Price USD	09/30/2025	Value	Dilution
291,829	USD	10.28	n/a	10.28	4.80	anti-dilutive	Excluded
41,666	CAN	12.00	0.7100	8.52	4.80	anti-dilutive	Excluded
22,056	CAN	0.90	0.7100	0.64	4.80	4.16	19,120
1,250,000	USD	1.77	n/a	1.77	4.80	3.03	789,063
1,605,551							808,183

The Company had 2,955,551 warrants outstanding as of December 31, 2024. Below is a table summarizing the warrants. Of these warrants only the loan origination fees issued in October 2024 had value as of December 31, 2024 and are represented on the balance sheet.

Issue Date	Name	Reason for Issuance	Number
09-19-2020	Various	Subscription, OSE listing	22,056
02-15-2022	Propal Investments, LLC	Debt issuance 2022	41,666
07-23-2024	Star Financial Corporation	July 2024 purchase agreement	49,088
07-23-2024	GG Mars Capital, Inc.	July 2024 purchase agreement	55,396
07-23-2024	Jacob D Sherman	July 2024 purchase agreement	9,728
07-23-2024	Nancy Cowden	July 2024 purchase agreement	116,732
07-23-2024	Lone Stella	July 2024 purchase agreement	60,885
10-09-2024	GG Mars Capital, Inc.	Oct 2024 debt orig fees	500,000
10-09-2024	Star Financial Corporation	Oct 2024 debt orig fees	500,000
10-09-2024	Jennings Family Investments	Oct 2024 debt orig fees	500,000
10-09-2024	Lone Stella	Oct 2024 debt orig fees	500,000
10-09-2024	Nancy Cowden	Oct 2024 debt orig fees	600,000
	Total warrants		2,955,551

For a complete description of the warrants issuances, see below.

The Company issued 22,056 warrants on September 19, 2020 upon conversion of subscription receipts issued on September 19, 2019.  Each warrant is exercisable into one common share at a price of $0.90 per share for a period of three years from the date that the shares are listed on a recognized stock exchange.

ZenaTech had 41,666 warrants outstanding issued to Propal Investments, LLC from the debt agreement as of December 31, 2024.

The Company secured a $500,000 USD or $677,550, three-year loan from Propal Investments, LLC on December 15, 2022. Interest payments are paid on the 10th of each month and the principal is due December 14, 2025. This loan carries 20 units of debt and one unit contains $25,000 USD or $33,878 unit of debenture, which equals $500,000 USD or $677,550. Unpaid principal and accrued interest of this loan can convert into common shares at a 20% from market value. Each of the 20 units of debt carry 2,083 warrants for total of 41,667 warrants. Each warrant is exercisable to purchase one share of common stock of the Company at $12 Canadian, which is equal to $8.90 USD using a conversion rate of $1 USD to $1.4385 as of the balance sheet date. These warrants expire three years after the Company listing on a recognized state exchange. The loan also has a minimum conversion amount of $25,000 USD or $33,878 or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD or $33,878. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75 USD or $1.01. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer and Director (note 16). For the foreign currency conversions above we used the currency exchange rate of $1 USD to $1.3551 CAD as of December 31, 2022 and as listed by www.poundsterlinglive.com.

Below are described all transactions making up the 291,829 warrants for issued on July 24, 2024 from the paragraph above. These warrants do not have any value as of December 31, 2024 since they were issued when the company was private and the stock price was $0.30. Since the Company became public and as of December 31, 2024 the Company’s stock price did not reach the warrants offering price of $10.28 as such they are considered out of the money since they could not be exercised. At all times since issuance, the warrant offering price was more than the stock price.

ZenaTech had 116,732 warrants outstanding issued to Nancy Cowden from the stock purchase agreement as of December 31, 2024.

On July 24, 2024 the Company and Nancy Cowden entered into a purchase agreement, where ZenaTech will sell Nancy Cowden 121,596 shares of common stock at $10.28 USD per share for an aggregate price of $1,250,006.88 USD, par value of $0.30 Canadian per share, and one warrant for one share of common stock, or 121,576 warrants. Each warrant shall entitle Nancy Cowden to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech had 60,885 warrants outstanding issued to Lone Stella, LLC from stock purchase agreement as of December 31, 2024.

On July 24, 2024 the Company and Lone Stella, LLC entered into a purchase agreement, where ZenaTech will sell Lone Stella 60,885 shares of common stock at $10.28 USD per share for an aggregate price of $625,987.80 USD, par value of $0.30 Canadian per share, and 60,885 warrants or one warrant for one share of Common Stock. Each warrant shall entitle Lone Stella to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech had 55,396 warrants outstanding issued to GG Mars Capital from stock purchase agreement as of December 31, 2024.

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech had 49,088 warrants outstanding issued to Star Financial Corporation from stock purchase agreement as of December 31, 2024.

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $10.28 USD per share for an aggregate price of $137,785 USD, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 9,728 shares of common stock and 9,728 warrants for $137,785 USD to Jacob D Sherman on July 24, 2024 under this agreement.

ZenaTech had 500,000 warrants outstanding issued to GG Mars Capital from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with GG Mars Capital, Inc., a related party, for a convertible line of credit on October 9, 2024 (note 10). The Company issued GG Mars Capital a promissory note for $5,000,000 USD with a simple interest of eight percent (8%) and a one-hundred and twenty (120) month maturity date and no covenants. The principal amount of this loan shall be due and payable on October 8, 2034. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Loan origination fees were 200,000 preferred shares of ZenaTech stock at $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle GG Mars Capital to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. GG Mars Capital shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. GG Mars Capital shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding.

ZenaTech had 500,000 warrants outstanding issued to Star Financial Corporation from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with Star Financial Corporation, (“Star Financial Corporation”) an Illinois corporation and a related party, for a convertible line of credit on October 9, 2024 (note 16). The Company issued Star Financial Corporation a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and one-hundred and twenty (120) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Loan origination fees were 200,000 preferred shares of ZenaTech stock at $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle Star Financial Corporation to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. Star Financial Corporation shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Star Financial Corporation shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding.

ZenaTech had 500,000 warrants outstanding issued to Jennings Family Investments, Inc. from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with Jennings Family Investments, Inc., (“Jennings Family Investments”), an Illinois corporation, for a revolving line of credit on October 9, 2024. The Company issued Jennings Family Investments a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Jennings Family Investments, Inc. has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Jennings Family Investments shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law.

ZenaTech had 500,000 warrants outstanding to Lone Stella, LLC from the issuance of the October 9, 2024 revolving line of credit note.

The Company entered into an agreement with Lone Stella, LLC, an Illinois limited liability corporation (“Lone Stella”), for a revolving line of credit on October 9, 2024. The Company issued Lone Stella a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Lone Stella has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lone Stella shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law.

ZenaTech had 55,396 warrants outstanding issued to GG Mars Capital from stock purchase agreement as of December 31, 2024.

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech had 49,088 warrants outstanding issued to Star Financial Corporation from stock purchase agreement as of December 31, 2024.

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $10.28 USD per share for an aggregate price of $137,785 USD, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 9,728 shares of common stock and 9,728 warrants for $137,785 USD to Jacob D Sherman on July 24, 2024 under this agreement.

ZenaTech had 500,000 warrants outstanding issued to GG Mars Capital from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with GG Mars Capital, Inc., a related party, for a convertible line of credit on October 9, 2024 (note 10). The Company issued GG Mars Capital a promissory note for $5,000,000 USD with a simple interest of eight percent (8%) and a one-hundred and twenty (120) month maturity date and no covenants. The principal amount of this loan shall be due and payable on October 8, 2034. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Loan origination fees were 200,000 preferred shares of ZenaTech stock at $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle GG Mars Capital to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. GG Mars Capital shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. GG Mars Capital shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding.

ZenaTech had 500,000 warrants outstanding issued to Star Financial Corporation from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with Star Financial Corporation, (“Star Financial Corporation”)  an Illinois corporation and a related party, for a convertible line of credit on October 9, 2024 (note 16). The Company issued Star Financial Corporation a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and one-hundred and twenty (120) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Loan origination fees were 200,000 preferred shares of ZenaTech stock at $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle Star Financial Corporation to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. Star Financial Corporation shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Star Financial Corporation shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding.

ZenaTech had 500,000 warrants outstanding issued to Jennings Family Investments, Inc. from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with Jennings Family Investments, Inc., (“Jennings Family Investments”), an Illinois corporation, for a revolving line of credit on October 9, 2024. The Company issued Jennings Family Investments a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Jennings Family Investments, Inc. has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Jennings Family Investments shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law.

ZenaTech had 500,000 warrants outstanding to Lone Stella, LLC from the issuance of the October 9, 2024 revolving line of credit note.

The Company entered into an agreement with Lone Stella, LLC, an Illinois limited liability corporation (“Lone Stella”), for a revolving line of credit on October 9, 2024. The Company issued Lone Stella a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Lone Stella has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lone Stella shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law.

ZenaTech had 600,000 warrants outstanding to Nancy Cowden from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with Nancy Cowden for a revolving line of credit on October 9, 2024. The Company issued Nancy Cowden a promissory note for $8,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 400,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 600,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Nancy Cowden has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Nancy Cowden shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law.

The valuation of these warrants was conducted by Stonebridge Advisory Inc. using the Black-Scholes Option Pricing Model, a widely accepted method for pricing financial derivatives. Key assumptions included a stock price at the grant date of $1.77 per share, an expected life of 1.8 years, a risk-free rate aligned with market benchmarks, and a zero-dividend yield assumption. The initial warrant value per unit was determined to be $0.24, with a dilution adjustment of 2.888%, resulting in a final adjusted warrant value of $0.23 per unit and a total warrant valuation of $751,000. The valuation also incorporated a foreign exchange adjustment, converting the warrant value to $0.32 per unit in CAD using an exchange rate of 1.3713. This valuation is subject to the assumptions and limitations detailed in the independent valuation report

Below are described all transactions making up the 291,829 warrants from the paragraph above. These warrants do not have any value as of December 31, 2024 since they were issued when the company was private and the stock price was $0.30. Since the Company became public and as of December 31, 2024 the Company’s stock price did not reach the warrants offering price of $10.28 as such they are considered out of the money since they could not be exercised. At all times since issuance, the warrant offering price was more than the stock price.

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $14.16/$10.28 USD per share for an aggregate price of $695,272, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 49,088 shares of common stock and 49,088 warrants to Star Financial Corporation for $695,272 USD on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $784,617, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 55,396 shares of common stock and 55,396 warrants for $784,617 USD to GG Mars Capital on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $14.16 / $10.28 USD per share for an aggregate price of $137,785, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 9,728 shares of common stock and 9,728 warrants for $137,785 USD to Jacob D Sherman on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Nancy Cowden entered into a purchase agreement, where ZenaTech will sell Nancy Cowden 116,732 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $1,653,367 USD, par value of $0.30 Canadian per share, and 116,732 warrants or one warrant for one share of common stock. Each warrant shall entitle Nancy Cowden to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 116,732 shares of common stock and 116,732 warrants for $1,653,367 USD to Nancy Cowden on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Lone Stella, LLC entered into a purchase agreement, where ZenaTech will sell Lone Stella 60,885 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $862,362 , par value of $0.30 Canadian per share, and 60,885 warrants or one warrant for one share of Common Stock. Each warrant shall entitle Lone Stella to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 60,885 shares of common stock and 60,885 warrants for $862,362 USD to Lone Stella on July 24, 2024 under this agreement.

17.SEGMENTED INFORMATION

The Company had two operating segments for the six months ending September 30, 2025. One is the established Enterprise SaaS software and the second is the new Drones as a Service.

Total by segment
Enterprise SaaS software	$2,170,876
Drones as a Service	5,551,848
Total revenue – Nine months ended September 30, 2025	$7,722,724

Operating income during 2025 was associated with Enterprises SaaS software programming services and drone service revenue.

18.SUPPLIMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the Nine Months Ended
	September 30,	September 30,
	2025	2024
Cash interest paid	$176,309	$64,638
Non-cash activity:
Common stock issued for drone services	900,000	–
Common stock issued for professional services Maxim Group and Directors	–	832,000
Preferred stock issued as compensation to directors	360,000	–

19.INCOME TAXES

The Company’s provision for income taxes differs from amounts computed by applying the combined Canadian federal and provincial tax rates, as a result of the following:

	For the Nine Months Ended
	September 30,	September 30,
	2025	2024
Loss before income taxes	$(23,003,754)	$(1,065,528)

The Company recorded goodwill of $2,468,722 associated with the PacePlus, Inc. acquisition, $184,279 from the Weddle acquisition, $130,099 from the KJM acquisition, $282,790 from the Othership acquisition, $456,860 from the Wallace acquisition, $289,942 from the Miller acquisition, $186,359 from the Laventure acquisition. Goodwill is not being amortized for financial reporting purposes. This asset is being amortized over a period of twenty years for income tax purposes. This would generally give rise to a long-term deferred tax asset when companies have taxable income. Since ZenaTech did not anticipate having a taxable income in 2025, the Company did not make a reserve for this asset. As such, the deferred tax assets have not been recognized.

20.CAPITAL COMMITMENT

The Company has entered into a contractual agreement for the acquisition of a residential property located in Sharjah, United Arab Emirates, intended to be used for accommodating Company personnel as of December 31, 2024. The total contracted purchase price is 2,403,000 AED or $941,495 CAD, of which 217,310 AED or $85,142 CAD has been paid as of December 31, 2024, and recorded as a capital advance. The remaining balance of AED 2,185,690 or $856,353 CAD is payable in scheduled installments through May 2027, as per the agreed payment plan with the developer, Arada Developments LLC.

ZenaTech paid $898,313 during the first three quarters of 2025 for this apartment.

21.SUBSEQUENT EVENTS

ZenaTech purchased Putt Land Surveying, Inc., a Tucson, Arizona-based land survey firm on October 9, 2025. Putt was founded more than 40 years ago and has established clients including the City of Tucson, school districts, and a range of public and private sector clients. This transaction marks the eleventh acquisition for ZenaTech’s DaaS business area, and ushers in the acceleration of the Company’s central and south Arizona operations currently based in Phoenix, and capacity building to serve DaaS clients throughout the state of Arizona.